

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2006
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __×__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: July 13, 2006 By

Takashi Hatchoji
Executive Vice President and Executive Officer


HITACHI
Inspire the Next

Annual Report 2006

Year ended March 31, 2006



Contents

What Hitachi should be

Hitachi is determined to combine its long-developed infrastructure businesses to capture synergies that ultimately create optimal value, "uVALUE," for customers and society. By interweaving its wealth of experience, knowledge and expertise gained from its involvement in a broad range of business domains, Hitachi will exercise its true collective strengths to create even higher value.



Infrastructure Technology/Products
■ High Functional Materials
■ Semiconductors, LCDs, HDDs
■ Motors
■ Logistics Services
■ Financial Services
Social Infrastructure Business
■ Power Systems
■ IP Networks
■ Railway Systems
■ Water Treatment and Environment Systems
Industrial Infrastructure Business
□ Elevators/Escalators and Urban Solutions
□ Construction Machinery and Systems, Electric Power Tool
□ Automotive Equipment Systems
□ Car Information Systems
□ Advanced Device Manufacturing Equipment
Life Infrastructure Business
■ Systems that Fuse Communications and Broadcasting
■ Digital Consumer Set
■ Medical Equipment, Health Care
uVALUE
uVALUE
uVALUE
■ Integrated Platform Services
■ Outsourcing
■ Data Center
■ Information System Development
Financial/Distribution/Manufacturing/Public Utility
■ IT Solutions
Securities/Traceability/Sensor-nets
Information Infrastructure Systems
■ Funds, Human Resources, Purchasing Power, IT Infrastructures, etc.
Group Management Infrastructure

Using true collective strengths to create optimal "uVALUE"

Inspire the Next

Customer/Society

Social Infrastructure Business

Railway Systems

Hitachi is Japan's only railway systems integrator. In areas extending from rail vehicles, traffic management and signaling systems to substation systems and information services, Hitachi provides solutions catering to diverse needs. Hitachi is committed to continuing to support advances in railway systems by drawing on its reservoir of technologies and know-how.


TX

Explosives Trace Detection Systems

These systems can instantly detect explosives such as plastic explosives. In May 2005, Hitachi became the first company outside the U.S. to receive certification from the U.S. Transportation Security Administration (TSA), one of the world's leading authorities concerning evaluation of security systems. The latest detection systems are used by companies such as Japan Airlines Corporation, All Nippon Airways Co., Ltd. and Yusen Air & Sea Service Co., Ltd.


HITACHI DS-120E

Coal-fired Power Plants

Hitachi boasts integrated capabilities extending from the design, manufacture and assembly and installation of key components—steam turbines, boilers, generators and control equipment—for power plants, including those based on ultra-super critical pressure coal-fired thermal power generation technology, to trial operation of plants. Leveraging these collective strengths, Hitachi supports the development of infrastructure around the world, contributing to richer societies.

Coal-fired power plants (under construction)



Elevators and Escalators

Elevators and escalators are vital infrastructure for enabling people to move with ease inside buildings, shopping centers, condominiums and other complexes. Hitachi provides high-speed, large capacity elevators, advanced elevator management systems and other infrastructure that support the efficient movement of people in urban spaces. With its extensive track record and experience in Japan, Hitachi's goal is nothing less than capturing the top share in China and Southeast Asia as well as in Japan.



Automotive Systems

Hitachi is creating new value for people, cars and society by enhancing the performance of cars in four fields. Hitachi's engine management systems and electric powertrain systems achieve higher levels of energy efficiency and also help protect the environment. Drive control systems enable minute control thanks to the application of By-Wire and other technologies. And car information systems offer greater convenience for drivers by utilizing large amounts of data at high speeds.

Construction Machinery

Hitachi Construction Machinery Co., Ltd. uses its extensive experience and advanced technological capabilities to develop and manufacture leading-edge construction machinery. The company's mainstay product is excavators. As the world's leading manufacturer, Hitachi Construction Machinery caters to the full spectrum of needs with a lineup extending from small and midsize models to ultra-large excavators with an impressive operating weight of 780 tons. Hitachi Construction Machinery manufactures products locally in Europe, the U.S. and Asia, commanding high shares in each market.

Industrial Infrastructure Business

Life Infrastructure Business

Home Appliances

In the home appliances field, Hitachi delivers new value for households and lifestyles. Its washing machines are powerful yet conserve water. And a new concept refrigerator has a centrally positioned freezer to match changing lifestyles. In April 2006, Hitachi formed Hitachi Appliances, Inc. to strengthen Hitachi's comprehensive air conditioning systems business, covering residential and commercial users, and all-electric housing products business.



Washer-dryer

Digital Consumer Electronics

Hitachi conducts a wide range of businesses in the digital consumer electronics field. Its operations include plasma and LCD flat-panel TVs, LCD projectors, HDD/DVD recorders, DVD camcorders, mobile phones and optical disk drives. In these fields, Hitachi is making new lifestyle proposals with new-generation audio visual devices.

The nucleus of this approach is flat-panel TVs with in-built HDDs, but other devices include large-capacity HDD/DVD recorders and mobile phones able to receive digital terrestrial broadcasts.



Medical Systems

Fusing various technologies and knowledge, Hitachi is working to provide leading-edge equipment, systems and services in fields including advanced medicine. In the imaging diagnosis and treatment field, Hitachi is channeling resources into the development of competitive products, including Open Magnetic Resonance Imaging (MRI) systems, ultrasound equipment and proton beam therapy systems. Hitachi is supplying a proton beam therapy system to the University of Texas, M.D. Anderson Cancer Center, one of the largest hospitals specializing in the treatment of cancer in the U.S.


ECHELON

High field MRI system "ECHELON Vega"

High Functional Materials

High functional materials have an increasingly important part to play in various fields, ranging from devices for semiconductors and LCDs to automobiles. Hitachi Group companies are contributing to advances in the device field: Hitachi Chemical Co., Ltd. with anisotropic conductive films for displays, Hitachi Metals, Ltd. with sputtering target materials for LCDs, and Hitachi Cable, Ltd. with semiconductor packaging materials.

Hitachi Cable TAB tapes for high-density mounting for semiconductors



LCDs

Hitachi's IPS (In-Plane-Switching) technology achieves vibrant, natural images even where a display is viewed from an angle. This technology has already been incorporated in TVs and mobile phones. Now, Hitachi has started mass producing high-function, high-definition LCDs based on IPS technology for digital still cameras, which continue to deliver even higher performance. This will enable digital still cameras to display the same detailed, vibrant images.



HDDs



Amid the trend toward hard disk drives (HDDs) that are more compact but have greater storage capacity, perpendicular magnetic recording technology is stealing the limelight. Hitachi has started shipments of 2.5-inch HDDs based on this technology. Plans are also in hand to begin shipments of 1.8-inch drives in the latter half of 2006.

nfrastructure Technology/Products

nformation Infrastructure Systems

Traceability/RFID

Hitachi is providing traceability solutions for various industries based on Radio Frequency Identification (RFID) IC chips, particularly the "μ-chip." One of the world's smallest contactless RFID IC chips, the "μ-chip" measures a mere 0.4mm square. Used in meat, pharmaceutical and other production and distribution management systems as well as other applications, including admission management in offices and at events, Hitachi's traceability technology is helping to create a safer, more convenient society offering people peace of mind.

0.15mm square μ-chip (left) and 0.4mm square μ-chip (right)


0.5mm

Finger Vein Authentication

Hitachi is providing finger vein authentication system solutions amid growing security needs in society. Using finger vein patterns, these systems are compact yet highly accurate, making forgery and impersonation difficult. Having garnered a strong response, Hitachi's technology is being rapidly adopted by banks for ATMs, as well as in offices and other buildings for managing room access and in PC login systems, among other applications.

ATM equipped with a finger vein authentication system



SAN/NAS Storage Solutions

Demand for storage systems is diversifying as the volume of data handled by businesses increases. Besides offering a broad product lineup covering everything from large to small and medium-size systems, Hitachi sells products that envisage various business scenes. These products include management software and virtualization technology for simplifying storage operation and management.



Disk array subsystem

Highlights of the Year

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

			Millions of yen	Millions of U.S. dollars
	2006	2005	2004	**2006**
For the year:				
Revenues	**¥ 9,464,801**	¥9,027,043	¥8,632,450	**$80,896**
Operating income	**256,012**	279,055	184,863	**2,188**
Net income	**37,320**	51,496	15,876	**319**
Cash dividends declared	**36,641**	36,462	26,385	**313**
At year-end:				
Total assets	**¥10,021,195**	¥9,736,247	¥9,590,322	**$85,651**
Stockholders' equity	**2,507,773**	2,307,831	2,168,131	**21,434**
			Yen	U.S. dollars
Per share data:				
Net income:				
Basic	**¥ 11.20**	¥ 15.53	¥ 4.81	**$0.10**
Diluted	**10.84**	15.15	4.75	**0.09**
Net income per ADS (representing 10 shares):				
Basic	**112**	155	48	**0.96**
Diluted	**108**	151	47	**0.92**
Cash dividends declared	**11.0**	11.0	8.0	**0.09**
Cash dividends declared per ADS (representing 10 shares)	**110**	110	80	**0.94**
Stockholders' equity	**752.91**	692.73	657.42	**6.44**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥117=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2006. See note 3 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income. See the consolidated statements of income and notes 19, 20 and 21 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
- rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
- general socio-economic and political conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;
- uncertainty as to Hitachi's access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;
- uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity-method affiliates have become or may become parties;
- uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;
- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;
- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing; and
- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

To Our Shareholders



Etsuhiko Shoyama
Chairman and Director

Kazuo Furukawa
President and Director

In fiscal 2005, the year ended March 31, 2006, the world economy remained healthy as a whole. This partly reflected strength in the U.S. economy, despite the impact of sharply higher crude oil prices and other factors. Furthermore, China's economy maintained strong growth, mainly on the back of domestic demand driven by capital investment. Moreover, Asian economies were supported by expanding exports and other factors. In Japan, the economy remained strong as higher corporate earnings and an improving job and wage environment fueled growth in plant and equipment investment and consumer spending.

In these circumstances, total consolidated revenues rose 5% year on year to ¥9,464.8 billion. While revenues in Japan edged up only 1%, overseas revenues climbed 11% as Hitachi expanded the global reach of its businesses. On the earnings front, operating income fell 8% to ¥256.0 billion, the result of higher investments in R&D and marketing to strengthen businesses, soaring materials prices and falling sales prices in the digital media and other fields. These factors negated efforts to reduce costs by reducing procurement costs and operating expenses as well as by strengthening manufacturing capabilities. Net income dropped 28% year on year to ¥37.3 billion. On the other hand, there was an improvement in the debt/equity ratio (interest-bearing debt/(minority interests + stockholders' equity)) of 0.10 point from March 31, 2005 to 0.68 times. The annual cash dividend per share applicable to fiscal 2005 was unchanged at ¥11.0.

We are determined to improve earnings in fiscal 2006. Actions will include concentrating R&D and marketing investments on targeted business fields, strengthening our business infrastructure worldwide to accelerate the pace of global business expansion, capturing group synergies, and enhancing operating efficiency by rigorously reducing costs, including actions to bolster manufacturing capabilities. At the same time, we will step up efforts with regard to businesses we have high hopes for in the future and where we have been making up-front investments.

Hitachi will celebrate its 100th anniversary in 2010. Guided by our founding credo to contribute to society through the development of original technology and products, we will innovate by combining our wealth of experience, knowledge and expertise gained from our involvement in a broad range of business domains to display our true collective strengths. Our aim is to create even higher value that will truly excite and inspire our customers and society.

In this way, we will meet the expectations of all our stakeholders, including shareholders, customers and employees, and contribute to the advancement of society. Through this process we believe that we can increase long-term shareholder value.

June 27, 2006

Etsuhiko Shoyama

Etsuhiko Shoyama
Chairman and Director

Kazuo Furukawa
President and Director

Interview with Management

Hitachi is determined to display its true collective strengths to create even higher value that only Hitachi can deliver. To achieve this goal, we will innovative by drawing on our wealth of experience, knowledge and expertise gained from our involvement in a broad range of business domains.

Evaluating the "i.e.HITACHI Plan *II*" Medium-Term Management Plan

Q: Hitachi's medium-term management plan, "i.e.HITACHI Plan *II*," ended in fiscal 2005. How do you evaluate the company's performance during the plan?

Chairman Shoyama: The key initiatives of "i.e.HITACHI Plan *II*" were to reshape our business portfolio, accelerate globalization and create new businesses. We set four specific goals for fiscal 2005 when the plan was launched in 2003: positive FIV*1, an operating margin of at least 5%, ROE of at least 8%, and maintaining a single-A grade long-term credit rating. During the three years of the plan, we strengthened operations in targeted fields and sped up global business development by executing a raft of structural reforms. We also improved the health of our balance sheet. Our debt/equity ratio at March 31, 2006 was 0.68 times. Not only was this 0.10 point lower than a year ago, it was better than our target of 0.80 times. Unfortunately, we fell short of our other targets, which are still in the process of improvement, except for our credit rating goal. In fiscal 2005, FIV was negative, and operating income and ROE were only 2.7% and 1.5%, respectively. I attribute this underperformance to an increase in up-front investments needed to bolster certain businesses and position them for the future, to surging raw materials prices and to falling sales prices in the digital media and other fields. I assure you, however, that these targets remain very much in our minds and that we are determined to achieve all of them as soon as possible. Our approach will be to continue bolstering and nurturing targeted businesses with future demand potential where we have made up-front investments, and to push through more structural reforms.

*1 FIV (Future Inspiration Value)
FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

New Management Team

Q: A new management team took the reins at Hitachi in April 2006. What will be your role as chairman and what role will the president play?

Chairman Shoyama: The post of chairman as executive officer was established to further improve consolidated management of the Hitachi Group. I will work hand in hand with Mr. Furukawa to manage Hitachi based on shared responsibility. As chairman, I am responsible for devising basic strategy for management of the group. Mr. Furukawa will ensure that concrete actions are taken in accordance with this strategy.



Q: As Hitachi's new president, how do you intend to manage the company?

President Furukawa: Upon my appointment as president, I was reminded of the founding spirit of Hitachi, which is encapsulated by the words, "harmony," "sincerity" and "pioneering spirit." I have reaffirmed the importance of this spirit even today with three words that I hope will define my presidency: trust, challenge and leap forward. With respect to the founding spirit, I would like to single out pioneering spirit, which is at the heart of the will to take on challenges. To leap forward, we must rise to the challenge in three aspects of our operations: innovation, globalization and capturing synergies.

I believe that Hitachi should be an aggregate of businesses that underpin people's lives. That is, it should be an aggregation of social infrastructure, industrial infrastructure and life infrastructure, each combined with information infrastructures to produce synergies and create optimal value, what we call "uVALUE,*2" for customers and society. In other words, Hitachi should be a business entity that utilizes its true collective strengths to add considerable value that only Hitachi can deliver through innovations from the combination of experience, knowledge and expertise drawn from a broad range of business areas.

From a medium-term perspective, I am convinced that the course of the business structural reforms under "i.e.HITACHI Plan *II*," was correct. This restructuring is producing results. We have also made progress with respect to consolidated management and strengthening of group governance. Looking ahead, though, we will redouble our efforts to achieve as soon as posible the goals that we failed to meet during the medium-term plan.

*2 uVALUE

uVALUE comprises the letter "u," which stands for ubiquitous, and the word "value." uVALUE is value created for customers in a ubiquitous information society by interconnecting business, lifestyles and communities. Hitachi is determined to create this value with customers as their "best solutions partner."

Business Structural Reforms and Globalization

Q: What progress has Hitachi made with business structural reforms?

Chairman Shoyama: Under "i.e.HITACHI Plan II," we implemented a host of structural reforms to make our businesses more competitive. In the past fiscal year, we announced three major initiatives, in particular.

One was the April 2006 formation of a company called Hitachi Plant Technologies, Ltd. through the merger of Hitachi Plant Engineering & Construction Co., Ltd., Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. with part of Hitachi, Ltd.'s Industrial Systems Group. This integration of resources was made to strengthen the Hitachi Group's competitiveness in the social and industrial infrastructure business.

The second major reform was in the automotive systems field. We made Hitachi Mobile Co., Ltd. a wholly owned subsidiary of Hitachi, Ltd. also in April 2006. Formerly a publicly owned company, Hitachi Mobile repairs and sells automotive components as well as provides related maintenance services. We made this move to create an integrated framework for automotive systems that extends from development to manufacturing through engineering services.

April 2006 also saw the formation of Hitachi Appliances, Inc. from a merger of Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. The former manufactures and constructs air conditioning systems, while the latter manufactures and sells home appliances. This merger has reinforced the comprehensive air conditioning business, which supplies products ranging from home to commercial systems on a global scale, as well as the all-electric housing business.

Moving forward, no business will be immune from structural reforms. We fully intend to conduct business restructuring and M&As whenever we believe such actions are required to put a business on a more competitive footing.

Q: What progress has been made in terms of developing Hitachi's businesses on a global basis?

President Furukawa: We are seeing our efforts in this regards bear fruit. Our HDD, SAN/NAS storage solutions, construction machinery, high functional materials and other businesses continue to grow steadily overseas. And ongoing measures are being taken to develop new products and bolster sales capabilities to capture a larger slice of the world market in the automotive systems and plasma TV businesses as well.

Our overseas revenues are steadily increasing. Overseas revenues in fiscal 2005 grew 11% year on year to ¥3,639.6 billion. As a share of total revenues, overseas revenues rose 2 percentage points to 38%.

We continue to conduct our businesses on a local basis in each region by using systems that dovetail with the respective markets. For example, in April 2005 we established Hitachi (China) Research & Development Corporation as an R&D base for supporting the development of Hitachi Group business in China. And in the power systems business, we have put in place frameworks in both the U.S. and Europe that locally integrate business activities related to thermal power plants.

To be even more competitive on the global stage, I believe that we must step up the pace of this globalization drive. We plan to expand and strengthen our businesses further on a global basis in a number of ways. One is through more cohesive collaboration between regional chief executives in North America, Europe and China and our business divisions. At the same time, we will improve total supply chain management to build a business infrastructure worldwide and take steps to make the Hitachi brand more powerful.

Reinforcing Targeted Businesses

Q: Your HDD, LCD panel and flat-panel TV businesses posted large losses in fiscal 2005. What sorts of initiatives do you plan to take to improve profitability in these businesses?

President Furukawa: We are making up-front investments in these businesses because we view them as being fulcrums of a ubiquitous information society. We are already implementing various initiatives to strengthen these businesses and improve their performance, including reinforcing manufacturing capabilities. We are mustering the collective strengths of the Hitachi Group to restore profitability as soon as possible. Achieving a quick turnaround is a matter of the highest priority for me.

In the HDD business, we are seeing tangible improvements in operating efficiency. These efficiency gains are being achieved by upgrading development capabilities, ramping up production capacity—mass production has started at a new manufacturing facility in China—and cutting costs. Building a total supply chain management system is also part of our improvement drive. With the gains we have made so far, we plan to return to profitability in the HDD business in the second half of fiscal 2006.

In LCD panels, we expect to move back into the black in fiscal 2006. In this business, our strategy is to focus on small and medium-sized LCDs, with the aim of increasing sales of LCDs for mobile phones, digital still cameras, portable games and other devices. Regarding large LCDs for TVs, operations started in May 2006 at equity-method affiliate IPS Alpha Technology, Ltd., a joint venture with Matsushita Electric Industrial Co., Ltd., Toshiba Corporation and other companies. We have transferred our business of LCDs for TVs to this company.

The flat-panel TV business is targeting a return to profitability as soon as possible. Drawing on the group's collective strengths, we plan to achieve this by using a vertically integrated business model, extending from display panels to TV sets. A number of concrete initiatives will be or have been taken to make this business more competitive. We have upgraded product development capabilities so that we can launch new models twice a year. Furthermore, a new plasma panel plant that will come on line in October 2006 will bolster output and our cost competitiveness. Taking a medium- to long-term viewpoint, we are also upgrading our sales capabilities by increasing investment in marketing to reinforce our brand and increase the number of sales channels.

Q: What other businesses do you expect to see grow significantly in the years ahead?

Chairman Shoyama: Hitachi is engaged in solutions businesses that underpin safe and secure lifestyles. One such business model centers on finger vein authentication technology for reliable subject verification. Hitachi's original technology is increasingly in demand. It is employed widely by banks in ATMs, and is also used in PC login systems and in offices and condominiums to control room access. There are of course many other applications.

Automotive systems also harbor great potential. We are working to strengthen our electric powertrain systems business for hybrid electric vehicles as well as car information systems. We will continue to expand the scope of the automotive systems business in response to the trend to equip automobiles with an ever-increasing variety of value-added functions.

We have designated around 30 businesses as "Inspire A Businesses." We plan to strengthen these businesses with the aim of nurturing and expanding mainstay businesses that will drive the growth of the Hitachi Group in the years ahead. Resources from across the group will be strategically funneled to these businesses. The synergies that we capture across the group in terms of development, production, sales, services and other areas will ensure that we win in the global marketplace—and nurture distinctive businesses that are number-ones in their respective industries.

Capturing Group Synergies

Q: One of Hitachi's cornerstone strategies is to capture group synergies. How are you doing this?

President Furukawa: The Hitachi Group conducts business activities in an extensive range of domains and possesses wide-ranging technological capabilities. On these points, I believe that we are unrivaled as a corporate group. By combining our expansive businesses and technologies, we are determined to capture business synergies that display our true collective strengths. We want to deliver solutions for the many types of issues facing customers and society. The scale of the Hitachi Group is also a key competitive advantage. Our size gives us access to large financial resources and pools of human talent, we have considerable purchasing power, and our IT infrastructure is extensive. We intend to fully utilize these group resources to improve our earnings. Other goals targeted by the Hitachi Group are strengthening CSR activities and further upgrading our internal control system and other aspects of our corporate governance structure. In this way, we are committed to increasing our corporate value from a long-term perspective as a corporate group that is even more trusted than it is today. In addition, we will strive to enhance "HITACHI" brand value, which is one of the most important resources supporting the competitiveness of the Hitachi Group.

Q: There are many publicly owned companies in the Hitachi Group. What is your strategy for taking group companies public? Also, please explain your capital structure policy.

Chairman Shoyama: I believe that the strength of group companies lies in their independence and originality. While respecting that, we also practice a policy of "strategically integrated management" so that we can draw on the collective strengths of the group. This policy hasn't changed.

Based on this approach, we consider initial public offerings as an important strategy for companies that can expand their business and raise their corporate value by going public. We also strengthen certain businesses either through integration with businesses of Hitachi, Ltd. or other group companies, or by making them wholly owned subsidiaries. One example is the automotive systems business.

The approach we take depends on the characteristics of the business. We believe that strengthening businesses to shape them into their best form ultimately leads to the greatest shareholder value.

Maximizing Shareholder Value

Q: Many companies in Japan are implementing anti-takeover measures. What is Hitachi's stance?

Chairman Shoyama: Our basic approach is to increase our corporate value by steadily improving our operating results. We don't have any predetermined defense against a takeover. However, should a particular party try to acquire a large number of Hitachi shares, we will immediately take whatever measures we consider to be the most appropriate in the circumstances. This would include evaluating the takeover proposal with the help of experts outside Hitachi, and entering into discussions with the buyer. If a takeover bid has no advantages in terms of both Hitachi's corporate value and for shareholders, we would quickly decide on and execute specific measures as deemed necessary.

Q: Finally, please tell us what measures Hitachi is taking to maximize shareholder value?

President Furukawa: The Hitachi Group's current performance is by no means satisfactory. But by implementing the initiatives we have discussed in this interview, we are committed to driving a steady improvement in our operating results with an unwavering focus on profits by offering products and services demanded by customers and society.

Chairman Shoyama: The Hitachi Group's founding credo is to contribute to society through the development of original technology and products. To excite and inspire our customers and society, we will draw on our true collective strengths to create even higher value. We believe that this will ultimately translate into higher shareholder value over the long term. We are keenly aware that a company is a member of society. We therefore fully recognize the need to continue ensuring that we conduct our business in conformity with laws and regulations while upholding the highest standards of ethics in management. We are also aware that our corporate social responsibility extends to conducting business with due consideration for the natural environment. I would like to thank shareholders and other investors for their support of Hitachi.

(June 2006)

Corporate Governance

Hitachi, Ltd. and its 17 publicly owned group companies have adopted the Committee Systems under the Company Law of Japan. By demarcating responsibilities for management oversight and those for the execution of business operations, Hitachi is working to create a framework for quick business operation, while making management highly transparent by having four outside directors on the Board of Directors. In terms of the basic policy for corporate governance of the Hitachi Group, Hitachi, Ltd. Standards of Corporate Conduct is positioned as the basis for the Hitachi brand and CSR activities. Underpinned by this basic policy, Hitachi aims to foster shared values throughout the group as well as a shared understanding of the social responsibilities a corporation must fulfill. In accordance with this policy, some of Hitachi's directors and executive officers serve concurrently as directors and committee members at group companies. In addition, through the Hitachi Group Headquarters, established in April 2004, Hitachi is strengthening integrated management of the group, improving management oversight of group companies and executing business strategies formulated to enable the Hitachi Group to demonstrate its collective strengths. The goal is higher corporate value.

Board of Directors

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi's business affairs. As of June 27, 2006, the Board of Directors was made up of 14 directors, four of whom are from outside Hitachi. Three directors serve concurrently as executive officers. A Board member to convene and preside over meetings of the Board of Directors does not concurrently serve as an executive officer. Executive officers execute Hitachi's business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors.

Within the Board of Directors, there are three statutory committees—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. The Board of Directors met on 11 separate occasions during the fiscal year ended March 31, 2006, and the attendance rate of directors at those meetings was 98%. The Nominating Committee, Audit Committee and Compensation Committee met 7, 13 and 7 times, respectively, during the fiscal year ended March 31, 2006. Full-time staff, who do not take orders from executive officers, have been assigned to assist the activities of the Board of Directors and these committees.

(1) Nominating Committee

The Nominating Committee has the authority to decide on the particulars of proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors. The Nominating Committee consists of five directors, three of whom are outside directors.

(2) Audit Committee

The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of accounting auditors. The Audit Committee consists of five directors: three outside directors and two other directors who are full-time Audit Committee members. Regarding the reliability of financial reports, the Audit Committee monitors the accounting auditors, and receives the audit plans of the accounting auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the accounting auditors and non-audit work performed by these auditors. Regarding collaboration with internal audit units, Audit Committee plans are prepared in coordination with the audit plans of the Internal Auditing Office, Hitachi's main organizational body in charge of internal audits. Furthermore, the results of internal audits conducted by the Internal Auditing Office are reported to the Audit Committee.

(3) Compensation Committee

The Compensation Committee has the authority to determine remuneration policies for directors and executive officers and remuneration for individuals based on them. The Compensation Committee consists of five directors, three of whom are outside directors. The remuneration of executives is made up of a monthly salary and retirement allowance as well as a year-end allowance for directors and a performance-linked bonus for executive officers. The remuneration of directors is thus generally fixed, but the performance-linked bonus for executive officers is decided based on the Company's and an individual's personal performance.

Risk Management and Internal Audits

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. Furthermore, internal audits are conducted to monitor and assess the status of business operations, including efficiency in the execution of day-to-day operations and legal compliance, so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

The New York Stock Exchange Corporate Governance Listing Standards

Hitachi's ADSs are listed on the New York Stock Exchange (the "NYSE"). Hitachi is therefore required to comply with the NYSE's corporate governance listing standards (the "NYSE Standards"). As a foreign private issuer, Hitachi is not required to follow several of the NYSE Standards. Hitachi's corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain an NYSE listing and, in accordance with Section 303A.11 of NYSE's Listed Company Manual, a brief, general summary of those differences is provided as follows:

(a) Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Hitachi's Board of Directors consists of 14 members, four of whom are "outside directors," as defined under the Company Law of Japan (the "Company Law"). The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes the Company's business), executive officer, manager or any other employee of the Company or its subsidiaries.

(b) Non-management directors' executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Company Law, nor Hitachi's Board of Directors Regulations require Hitachi non-management directors to hold such meetings.

(c) Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. Hitachi's nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Company Law.

(d) Miscellaneous

In addition to the above differences, Hitachi is not required to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that satisfies the NYSE's requirements, make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines, or adopt a code of business conduct and ethics for its directors, officers and employees that complies fully with the NYSE's requirements.

Board of Directors

(As of June 27, 2006)


Yoshiki Yagi


Etsuhiko Shoyama


Kazuo Furukawa


Tadamichi Sakiyama


Takashi Miyoshi


Ginko Sato


Hiromichi Seya


Akira Chihaya


Tohru Motobayashi


Isao Uchigasaki


Takashi Kawamura


Yoshiro Kuwata


Masayoshi Hanabusa


Ryuichi Seguchi

Board Director (Chair)	**Yoshiki Yagi**[2]	
Directors	* **Etsuhiko Shoyama**[1]	***Representative Executive Officer*** ***Chairman***
	* **Kazuo Furukawa**[3]	***Representative Executive Officer*** ***President***
	Tadamichi Sakiyama[2]	
	* **Takashi Miyoshi**	***Representative Executive Officer*** ***Executive Vice President and Executive Officer***
	Ginko Sato[1][2]	*Honorary President, Japan Association for the Advancement of Working Women*
	Hiromichi Seya[1][2][3]	*Senior Corporate Advisor, Asahi Glass Co., Ltd.*
	Akira Chihaya[2][3]	*Representative Director and Chairman of the Board, Nippon Steel Corporation*
	Tohru Motobayashi[1][3]	*Partner, Mori Hamada & Matsumoto*
	Isao Uchigasaki	
	Takashi Kawamura	
	Yoshiro Kuwata	
	Masayoshi Hanabusa[1][3]	
	Ryuichi Seguchi	

* *Denotes directors who serve concurrently as executive officers.*

Numbers in parentheses beside names show committee membership: [1]Nominating Committee, [2]Audit Committee, and [3]Compensation Committee. Italicized numbers in bold type show committee chairman.

Executive Officers


Etsuhiko Shoyama


Kazuo Furukawa


Michiharu Nakamura


Hiroaki Nakanishi


Takashi Hatchoji


Takashi Miyoshi


Tadahiko Ishigaki


Kunihiko Ohnuma


Manabu Shinomoto


Taiji Hasegawa


Kazuhiro Mori


Shozo Saito


Junzo Kawakami


Minoru Tsukada

Representative Executive Officer
Chairman and Director

Etsuhiko Shoyama

Representative Executive Officer
President and Director

Kazuo Furukawa

Representative Executive Officer
Executive Vice President and Executive Officer

Michiharu Nakamura *Research & Development and Business Incubation*

Executive Vice President and Executive Officer

Hiroaki Nakanishi *Hitachi Group Global Business (North America)*

Representative Executive Officer
Executive Vice President and Executive Officer

Takashi Hatchoji *Corporate Planning, Legal and Corporate Communications, Corporate Auditing and Procurement*

Representative Executive Officer
Executive Vice President, Executive Officer and Director

Takashi Miyoshi *Hitachi Group Management, Business Development, Finance and Corporate Pension System*

Representative Executive Officer
Senior Vice President and Executive Officer

Tadahiko Ishigaki *Sales Operations, Digital Media Business, Hitachi Group Global Business and Corporate Export Regulation*

Senior Vice Presidents and Executive Officers

Kunihiko Ohnuma *Industrial Systems Business and Urban Planning and Development Systems Business*

Manabu Shinomoto *Information & Telecommunication Systems Business*

Taiji Hasegawa *Automotive Systems Business*

Kazuhiro Mori *Hitachi Group Companies Management Assistance*

Shozo Saito *Power Systems Business, Production Engineering and Power Systems Engineering*

Junzo Kawakami *Research & Development*

Minoru Tsukada *Hitachi Group Global Business (China)*

Vice Presidents and Executive Officers

Akira Maru *Power Systems Business*

Gaku Suzuki *Industrial Systems Business*

Naoya Takahashi *Storage Systems Business and Platform and Network Systems Business*

Junzo Nakajima *System Solutions Business*

Kazuhiro Tachibana *Consumer Business*

Makoto Ebata *Digital Media Business*

Masahiro Hayashi *Sales Operations (Kansai Area)*

Koichiro Nishikawa *Business Development*

Shinjiro Kasai *Human Resources*

Hiroyuki Fukuyama *Production Engineering*

The Business of Hitachi

Segment	Share of Sales, FY2005	Revenues (billions of yen)
Information & Telecommunication Systems	21%	05 2,268.3 06 2,360.9
Electronic Devices	11%	05 1,320.1 06 1,204.4
Power & Industrial Systems	25%	05 2,515.3 06 2,805.1
Digital Media & Consumer Products	12%	05 1,280.3 06 1,305.6
High Functional Materials & Components	15%	05 1,504.3 06 1,600.2
Logistics, Services & Others	11%	05 1,248.2 06 1,214.7
Financial Services	5%	05 529.6 06 517.9

Operating Income (Loss) (billions of yen)		Main Products and Services	
05	67.7	Systems Integration Outsourcing Services Software Hard Disk Drives Disk Array Subsystems	Servers Mainframes PCs Telecommunications Equipment ATMs
06	84.6		
05	37.0	LCDs Semiconductor Manufacturing Equipment Test and Measurement Equipment Medical Electronics Equipment Semiconductors	
06	20.4		
05	73.6	Nuclear Power Plants Thermal Power Plants Hydroelectric Power Plants Industrial Machinery and Plants Automotive Products	Construction Machinery Elevators Escalators Railway Vehicles Air-Conditioning Equipment
06	92.5		
05	8.6	Optical Disk Drives TVs Plasma Displays LCD Projectors Mobile Phones	Room Air Conditioners Refrigerators Washing Machines Information Storage Media Batteries
06	(35.7)		
05	87.5	Wires and Cables Copper Products Semiconductor Materials Circuit Boards and Materials Organic and Inorganic Chemical Products Synthetic Resin Products	LCD Materials Specialty Steels Magnetic Materials Malleable Cast-Iron Products Forged and Cast-Steel Products
06	110.0		
05	9.8	General Trading Logistics Property Management	
06	19.5		
05	31.0	Leasing Loan Guarantees Insurance Services	
06	35.0		

Information & Telecommunication Systems

This segment recorded a 4% year-on-year increase in revenues, to ¥2,360.9 billion (U.S.$20,179 million), the result of growth in disk array subsystems, hard disk drives (HDDs) and certain other products. Operating income climbed 25% over the previous fiscal year, to ¥84.6 billion (U.S.$724 million), mainly on a strong performance in project management in the software and services sector.

Software and Services

In software and services, sales rose year on year. Software sales were on a par with the previous fiscal year. While lower demand for mainframes and other factors brought down sales of platform software, sales of middleware were healthy, particularly system operation management software. Services recorded higher year-on-year sales due to strong growth in the outsourcing business.

Earnings increased due to the strengthening of project management and other factors.

Hardware

Hardware sector sales increased from the previous fiscal year. Storage products posted a large increase in sales. In addition to higher sales of enterprise and mid-range disk array subsystems, especially overseas, this result reflected growth in HDDs chiefly for use in the home information appliance field. Server operations saw sales fall as demand shifted to low-priced models. PC operations also posted lower sales because of price declines. Hitachi-Omron Terminal Solutions, Corp., formed in October 2004 from a merger of Hitachi's information equipment businesses with those of Omron Corporation, recorded higher sales of ATMs equipped with finger vein authentication systems, as financial institutions beefed up security.

Earnings fell sharply year on year, mainly due to a larger loss in HDDs and a loss in PC operations, which were affected by exchange rate fluctuations.


HITACHI
Inspire the Next

Electronic paper display



This security PC has an in-built finger vein authentication system, but no internal HDD



This blade system integrates server, communications, storage and management software functions

Electronic Devices

Segment revenues declined 9% year on year, to ¥1,204.4 billion (U.S.$10,294 million), as falling prices and other factors brought down sales of LCDs. Operating income dropped 45%, to ¥20.4 billion (U.S.$174 million), mainly due to a larger loss in the LCD business.

Displays

Sales declined year on year. Large thin-film transistor (TFT) LCDs recorded a substantial drop in sales due to a decline in prices of LCDs and actions to downsize operations manufacturing LCDs for PCs. Small and medium-size TFT LCDs posted higher sales, the result of active efforts to expand sales. Growth, however, was hampered by lower prices and sluggish demand for mobile phones in Japan.

The sector recorded a sharp decline in earnings, a reflection of lower prices for LCDs for TVs and small and medium-size TFT LCDs, as well as the impact on profitability of poor capacity utilization.

Mass production of large LCD panels for TVs commenced in May 2006 at equity-method affiliate IPS Alpha Technology, Ltd. to respond to expansion in the flat-panel TV market. This joint venture was formed in 2005 by Hitachi with Toshiba Corporation, Matsushita Electric Industrial Co., Ltd. and others.

Hitachi High-Technologies Corporation

Sales decreased year on year. The electronic device systems business recorded flat sales compared with the previous fiscal year. In life science, sales rose on strong growth in sales of medical diagnosis equipment for customers in the U.S. and Europe. Information systems & electronic components, however, posted lower sales, mainly due to declining sales of consumer electronics to the U.S.

Earnings rose due to higher earnings in electronic device systems and life science.

Hitachi Medical Corporation

Sales increased year on year, despite lower sales of computerized tomography systems for overseas markets. The higher sales reflected strong sales of X-ray systems and other equipment.

Earnings declined year on year due to the impact of lower prices.



2.2-inch QVGA TFT LCD for mobile phones



Exposure system for large-size glass substrate



"APERTO Inspire" open MRI system

Power & Industrial Systems

Segment revenues rose 12%, to ¥2,805.1 billion (U.S.$23,976 million). This growth reflected healthy sales of industrial equipment and air-conditioning systems thanks to a recovery in private-sector plant and equipment investment. Another contributing factor was growth in sales of elevators and escalators and construction machinery, particularly in overseas markets. Operating income climbed 26%, to ¥92.5 billion (U.S.$791 million).

Power Systems

Sales rose year on year, with growth in overseas markets outweighing lower sales of power plants in Japan. Earnings, however, declined due in part to costs associated with additional construction work at certain overseas thermal power generation businesses.

Industrial Systems

Both sales and earnings increased in this sector due to healthy growth in sales of railway systems, in addition to higher sales of industrial and air-conditioning equipment.

Automotive Systems

Sales rose year on year due to the October 2004 merger with TOKICO LTD. Sector sales also benefited from healthy automobile production for overseas markets. On the other hand, earnings declined due to an increase in development expenses resulting from upfront investments.

Urban Planning and Development Systems

Both sales and earnings were higher than a year earlier. One factor was strong sales of elevators and escalators in the Chinese market. Results were also boosted by the July 2005 consolidation of two former affiliates in Thailand: one is engaged in the manufacture and sale of elevators and escalators, while the other company provides related maintenance services.

Hitachi Construction Machinery Co., Ltd.

Both sales and earnings rose year on year, driven by buoyant demand for construction machinery in global markets.

Hitachi Plant Engineering & Construction Co., Ltd.

This company posted growth in both sales and earnings on the back of strong performances in air-conditioning systems, and public and environmental systems.

In April 2006, Hitachi Plant Engineering & Construction Co., Ltd. merged with part of Hitachi, Ltd.'s Industrial Systems Group, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. to strengthen the Hitachi Group's social and industrial infrastructure systems business. The integrated company is called Hitachi Plant Technologies, Ltd.



Inverter junior waterace pump (upper), inverter-equipped screw compressor (right), industrial-use ink-jet printer (lower)



IT condominium systems



Clean room for the electronics industry at Hitachi Plant Technologies

Digital Media & Consumer Products

Segment revenues rose 2%, to ¥1,305.6 billion (U.S.$11,160 million), mainly due to growth in flat-panel TVs. The segment posted an operating loss of ¥35.7 billion (U.S.$306 million), compared with operating income of ¥8.6 billion a year earlier. This loss resulted from the impact of lower prices for flat-panel TVs and home appliances, as well as increased investments for marketing in digital media products.

Digital Media

Sales rose year on year despite a drop in projection TVs in North America as demand slid. The higher sales were the result of strong growth in plasma and LCD flat-panel TVs and DVD-related products. Another contributing factor was the April 2005 consolidation of Fujitsu Hitachi Plasma Display Limited to strengthen the plasma TV business.

In terms of earnings, the sector fell into a loss after reporting a profit a year earlier. Besides the effect of a drop in projection TVs, this reflected the impact of falling prices for plasma panels, DVD recorders, LCD projectors and other products. Increased investments for marketing in digital media products also affected earnings.

Home Appliances

Sales fell year on year. Although sales of washer-dryers were strong, sales of room air conditioners and refrigerators declined as prices fell.

The sector posted a loss, compared with a profit a year earlier. While earnings in vacuum cleaners were firm, supported by the launch of high-end models, lower prices for room air conditioners, refrigerators and other products as well as soaring raw materials expenses impacted sector earnings.

Hitachi Maxell, Ltd.

Sales rose year on year, the result of firm sales of rechargeable batteries, such as lithium-ion batteries for mobile phones, high-capacity computer tapes, recordable DVDs and optical components.

Earnings were higher, as improved capacity utilization and cost reductions offset the impact of lower prices and an escalation in the cost of materials.



DVD camcorders, plasma TV, DVD/HDD recorder



Room air conditioner, washing machine, refrigerator, vacuum cleaner


maxell
DVD-R
16x
Ultrium 3
400/800GB
maxell

Hitachi Maxell's recordable DVD and computer tape

High Functional Materials & Components

Segment revenues rose 6%, to ¥1,600.2 billion (U.S.$13,677 million) due to strong sales in electronics- and automotive-related fields. Operating income climbed 26%, to ¥110.0 billion (U.S.$941 million).

Hitachi Chemical Co., Ltd.

Sales rose year on year. Sales of electronics-related products increased due to growth in sales of anisotropic conductive films for displays, slurry for chemical mechanical planarization, and die bonding materials for semiconductors. In advanced performance products, sales rose year on year due to higher sales of electrical insulating varnishes as well as strong growth in sales of automotive-related products such as automotive molded parts and disc brake pads. In housing equipment and environmental facilities, sales rose on higher sales of natural refrigerant heat pump water heaters, although prefabricated bathroom unit sales were lackluster.

Earnings increased year on year due to growth in electronics-related products and other factors.

Hitachi Metals, Ltd.

Sales increased year on year. In high-grade metal products and materials, sales rose due to higher sales of electronics-related materials, including sputtering target materials for LCDs, and automotive components and materials. In electronics and IT devices, sales were unchanged from a year earlier, with strong growth in amorphous alloys negated by lower sales of isolators for mobile phones. In high-grade functional components and equipment, sales rose on increases in sales of heat-resistant metal castings and aluminum wheels.

Earnings increased due to higher sales, in addition to cost cutting and price revisions.

Hitachi Cable, Ltd.

Sales increased year on year. In wires and cables, sales rose due to factors such as an increase in sales prices as the price of copper surged. In information and telecommunications networking, sales declined due to sluggish sales of information network devices and telecommunications cables. Sales of sophisticated materials rose due to increased sales of semiconductor packaging materials for LCDs and high-speed memories, in addition to higher sales prices of copper products, which were driven up by the surging price of copper.

Earnings increased due to higher sales and cost cutting.



Hitachi Chemical's die bonding materials for semiconductors



Hitachi Metals' amorphous alloys for transformers



Hitachi Cable's flame retardant polyflex cables

Logistics, Services & Others

Segment revenues declined 3%, to ¥1,214.7 billion (U.S.$10,383 million). While Hitachi Transport System, Ltd. posted strong sales, Hitachi Mobile Co., Ltd. saw sales fall, as did overseas general trading companies. Operating income jumped 99% year on year, to ¥19.5 billion (U.S.$167 million) due to higher earnings at Hitachi Transport System, Ltd. and other factors.


Hitachi Transport System has opened a joint distribution center for the toiletries industry —East Japan PFC (Platform Center)—

Hitachi Transport System, Ltd.

Sales increased year on year. In the domestic distribution and transport business, sales rose on sharply higher sales in the third-party logistics solutions business due to new orders. Sales also increased in the global distribution and transport business on higher volumes of goods handled.

Earnings rose year on year due to growth in the third-party logistics solutions business and cost cutting.

Others

Hitachi Mobile Co., Ltd. recorded lower year-on-year sales due to a lackluster performance in the mobile communications business. The company also saw earnings fall as costs increased in line with the development of sales bases and due to other factors.

Overseas general trading companies posted lower sales but earnings improved.

Financial Services

Segment revenues decreased 2%, to ¥517.9 billion (U.S.$4,427 million), reflecting in part flat revenues at Hitachi Capital Corporation. Operating income increased 13%, to ¥35.0 billion (U.S.$299 million), mostly on higher earnings at Hitachi Capital Corporation.



ETC
MasterCard

Multifunctional IC card and electronic toll collection auto card

Hitachi Capital Corporation

Volume rose over the previous fiscal year. Earnings also increased, the result of efforts to pare operating expenses, in addition to strong earnings in installment finance and others.

In the finance sector, volumes were unchanged from a year earlier, with lower volumes in the automobile finance business being offset by firm growth in information equipment-related leases and home loans. Sector earnings rose due to reductions in operating expenses.

In other financial services, volume rose year on year. This reflected an increase in the number of cardholders in the card businesses. The provision of new insurance products in the non-life insurance business and an increase in the customer base in the outsourcing business also drove volume higher. Earnings rose on the higher volume and other factors.

Segment Information

Years ended March 31, 2006, 2005 and 2004

Industry Segments

		Millions of yen			Millions of U.S. dollars
		2006	2005	2004	**2006**
Revenues	Information & Telecommunication Systems	**¥ 2,360,956**	¥ 2,268,386	¥ 2,314,552	**$20,179**
	Electronic Devices	**1,204,407**	1,320,177	1,312,380	**10,294**
	Power & Industrial Systems	**2,805,169**	2,515,366	2,297,913	**23,976**
	Digital Media & Consumer Products	**1,305,658**	1,280,302	1,226,955	**11,160**
	High Functional Materials & Components	**1,600,246**	1,504,312	1,297,085	**13,677**
	Logistics, Services & Others	**1,214,784**	1,248,296	1,256,266	**10,383**
	Financial Services	**517,975**	529,695	550,982	**4,427**
	Subtotal	**11,009,195**	10,666,534	10,256,133	**94,096**
	Eliminations & Corporate items	**(1,544,394)**	(1,639,491)	(1,623,683)	**(13,200)**
	Total	**9,464,801**	9,027,043	8,632,450	**80,896**
Operating income (loss) (note 2 on page 30)	Information & Telecommunication Systems	**¥ 84,687**	¥ 67,761	¥ 69,932	**$ 724**
	Electronic Devices	**20,439**	37,017	30,424	**174**
	Power & Industrial Systems	**92,552**	73,661	33,933	**791**
	Digital Media & Consumer Products	**(35,771)**	8,694	6,951	**(306)**
	High Functional Materials & Components	**110,069**	87,514	46,767	**941**
	Logistics, Services & Others	**19,511**	9,808	533	**167**
	Financial Services	**35,001**	31,073	22,388	**299**
	Subtotal	**326,488**	315,528	210,928	**2,790**
	Eliminations & Corporate items	**(70,476)**	(36,473)	(26,065)	**(602)**
	Total	**256,012**	279,055	184,863	**2,188**

Others

		2006	2005	2004
Number of employees	Information & Telecommunication Systems	**92,413**	91,956	91,254
	Electronic Devices	**30,288**	26,492	25,688
	Power & Industrial Systems	**96,189**	92,919	82,142
	Digital Media & Consumer Products	**34,572**	34,458	34,370
	High Functional Materials & Components	**59,065**	59,172	51,742
	Logistics, Services & Others	**34,941**	34,113	32,883
	Financial Services	**4,706**	4,485	4,490
	Subtotal	**352,174**	343,595	322,569
	Corporate	**3,705**	3,829	3,775
	Total	**355,879**	347,424	326,344

		Millions of yen			Millions of U.S. dollars
		2006	2005	2004	2006
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 123,266**	¥ 103,023	¥ 82,052	**$ 1,053**
	Electronic Devices	**35,756**	47,039	39,577	**306**
	Power & Industrial Systems	**106,778**	98,348	71,672	**913**
	Digital Media & Consumer Products	**38,516**	38,426	31,947	**329**
	High Functional Materials & Components	**84,557**	75,535	62,425	**723**
	Logistics, Services & Others	**24,119**	31,160	29,251	**206**
	Financial Services	**570,644**	591,330	522,894	**4,877**
	Subtotal	**983,636**	984,861	839,818	**8,407**
	Eliminations & Corporate items	**(28,930)**	(25,268)	(23,271)	**(247)**
	Total	**954,706**	959,593	816,547	**8,160**
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 82,735**	¥ 77,289	¥ 81,314	**$ 707**
	Electronic Devices	**45,658**	43,504	52,013	**390**
	Power & Industrial Systems	**79,657**	73,887	73,503	**681**
	Digital Media & Consumer Products	**40,687**	37,913	37,802	**348**
	High Functional Materials & Components	**64,310**	65,789	66,771	**549**
	Logistics, Services & Others	**23,629**	23,416	25,702	**202**
	Financial Services	**111,820**	100,316	95,460	**956**
	Subtotal	**448,496**	422,114	432,565	**3,833**
	Eliminations & Corporate items	**2,674**	2,966	3,488	**23**
	Total	**451,170**	425,080	436,053	**3,856**
R&D expenditures	Information & Telecommunication Systems	**¥ 161,640**	¥ 164,765	¥ 169,882	**$ 1,381**
	Electronic Devices	**47,037**	47,361	40,923	**402**
	Power & Industrial Systems	**85,591**	78,576	69,868	**732**
	Digital Media & Consumer Products	**33,478**	32,172	33,221	**286**
	High Functional Materials & Components	**48,869**	43,398	43,384	**418**
	Logistics, Services & Others	**4,797**	5,354	12,525	**41**
	Financial Services	**1,686**	2,347	2,022	**14**
	Subtotal	**383,098**	373,973	371,825	**3,274**
	Corporate items	**21,981**	14,661	–	**188**
	Total	**405,079**	388,634	371,825	**3,462**
Assets	Information & Telecommunication Systems	**¥ 1,844,979**	¥ 1,767,074	¥1,759,163	**$15,769**
	Electronic Devices	**856,147**	838,605	899,821	**7,317**
	Power & Industrial Systems	**2,474,327**	2,357,504	2,191,091	**21,148**
	Digital Media & Consumer Products	**841,935**	719,168	781,386	**7,196**
	High Functional Materials & Components	**1,363,833**	1,301,039	1,185,662	**11,657**
	Logistics, Services & Others	**958,337**	932,354	1,027,699	**8,191**
	Financial Services	**2,280,880**	2,157,409	2,062,921	**19,495**
	Subtotal	**10,620,438**	10,073,153	9,907,743	**90,773**
	Eliminations & Corporate items	**(599,243)**	(336,906)	(317,421)	**(5,122)**
	Total	**10,021,195**	9,736,247	9,590,322	**85,651**

Geographic Segments

		Millions of yen			Millions of U.S. dollars
		2006	2005	2004	2006
Revenues					
Japan	Outside customer revenues	**¥ 6,747,222**	¥ 6,598,002	¥6,364,411	**$57,668**
	Intersegment transactions	**1,033,180**	937,814	854,532	**8,831**
	Total	**7,780,402**	7,535,816	7,218,943	**66,499**
Asia	Outside customer revenues	**1,178,568**	1,059,197	993,471	**10,073**
	Intersegment transactions	**453,823**	388,249	312,153	**3,879**
	Total	**1,632,391**	1,447,446	1,305,624	**13,952**
North America	Outside customer revenues	**899,608**	798,266	784,782	**7,689**
	Intersegment transactions	**64,486**	34,224	25,894	**551**
	Total	**964,094**	832,490	810,676	**8,240**
Europe	Outside customer revenues	**519,042**	470,792	404,278	**4,437**
	Intersegment transactions	**27,390**	20,015	32,949	**234**
	Total	**546,432**	490,807	437,227	**4,671**
Other Areas	Outside customer revenues	**120,361**	100,786	85,508	**1,029**
	Intersegment transactions	**11,182**	3,545	2,655	**95**
	Total	**131,543**	104,331	88,163	**1,124**
	Subtotal	**11,054,862**	10,410,890	9,860,633	**94,486**
	Eliminations & Corporate items	**(1,590,061)**	(1,383,847)	(1,228,183)	**(13,590)**
	Total	**9,464,801**	9,027,043	8,632,450	**80,896**
Operating income (note 2)					
Japan		**¥ 275,715**	¥ 274,389	¥ 177,102	**$ 2,357**
Asia		**6,727**	27,538	33,363	**57**
North America		**23,428**	10,188	4,733	**200**
Europe		**18,702**	16,382	10,512	**160**
Other Areas		**6,555**	3,260	3,245	**56**
	Subtotal	**331,127**	331,757	228,955	**2,830**
	Eliminations & Corporate items	**(75,115)**	(52,702)	(44,092)	**(642)**
	Total	**256,012**	279,055	184,863	**2,188**

Revenues by Market

		Millions of yen			Millions of U.S. dollars
		2006	2005	2004	2006
Japan	**Revenues**	**¥5,825,156**	¥5,749,603	¥5,654,856	**$49,788**
	Percentage of Total Revenues (%)	**62**	64	66	
Outside Japan	**Asia**	**1,619,235**	1,406,883	1,212,844	**13,840**
	Percentage of Total Revenues (%)	**17**	15	14	
	North America	**968,957**	901,855	873,243	**8,282**
	Percentage of Total Revenues (%)	**10**	10	10	
	Europe	**748,480**	709,770	655,824	**6,397**
	Percentage of Total Revenues (%)	**8**	8	7	
	Other Areas	**302,973**	258,932	235,683	**2,589**
	Percentage of Total Revenues (%)	**3**	3	3	
	Subtotal	**3,639,645**	3,277,440	2,977,594	**31,108**
	Percentage of Total Revenues (%)	**38**	36	34	
	Total	**9,464,801**	9,027,043	8,632,450	**80,896**

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of income and notes 19, 20 and 21 to the consolidated financial statements. The restructuring charges mainly represent special termination benefits incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

Corporate Social Responsibility

The Hitachi Group believes corporate social responsibility (CSR) is founded on the understanding and practice of each individual employee. To this end, Hitachi has formulated the CSR Policy of the Hitachi Group as a shared policy for the entire Hitachi Group to meet the expectations of today's society. Based on the "CSR Policy of the Hitachi Group," we make an effort to enhance CSR activities.

The Hitachi Group's Approach to CSR

Since its founding, the Hitachi Group has endeavored to "contribute to society through the development of original technology and products" and we have long cherished our founding spirit encapsulated by the words, "harmony," "sincerity" and "pioneering spirit" in all our business activities. And to meet the expectations and demands of today's society, the Hitachi Group is strengthening CSR activities based on fundamental credo and founding spirit.

CSR, as defined by the Hitachi Group, means engaging in activities to increase social, economic, environmental and human value. We understand that such activities must be pursued within a framework of the clear commitment of top management and a policy of strengthening corporate governance and rooted in a culture of compliance and high ethical standards. Put another way, the mission of the Hitachi Group is to contribute to the solution of fundamental global issues, and to pursue the realization of better, more prosperous global society, through utilizing the true collective strengths of the group, characterized by its knowledge and technology. This is also the Hitachi Group's vision for CSR.

To fulfill these missions and to meet the expectations of today's society, Hitachi in March 2005 formulated the CSR Policy of the Hitachi Group as a shared group policy. The Hitachi Group promotes CSR activities worldwide based on this policy.

Basic CSR Framework



Commitment of Top Management
Fundamental Credo
Corporate Governance
Human value
Environmental value
Economic value
Social value

Compliance

Business Ethics

Instilling and Enforcing the CSR Policy of the Hitachi Group

In fiscal 2005, to promote better understanding of the CSR Policy of the Hitachi Group, Hitachi issued Japanese, English and Chinese versions of the Hitachi Group Corporate Social Responsibility Guidebook. Furthermore, in March 2006, Hitachi offered an e-learning course to employees in Japan, which summarized the main points of this guidebook.

We also had an opportunity to dialogue with various stakeholders. Hitachi worked to promote communications with stakeholders in order to promote better understanding of the Hitachi Group's CSR activities.

CSR Policy of the Hitachi Group

1. Commitment to Corporate Social Responsibility (CSR)
2. Contribution to Society through our Business
3. Disclosure of Information and Stakeholder Engagement
4. Corporate Ethics and Human Rights
5. Environmental Conservation
6. Corporate Citizenship Activities
7. Working Environment
8. Responsible Partnership with Business Partners

(Adopted March 2005)

Formulation of the Hitachi Group Three-Year Corporate Social Responsibility Roadmap



Hitachi Group
Corporate Social
Responsibility Report 2006
This report outlines the Hitachi Group's overall stance on and specific activities and measures regarding CSR.

The Hitachi Group is promoting various activities to become a leading global CSR company by 2010, the company's 100th anniversary year. As part of these actions, Hitachi has formulated the Hitachi Group Three-Year CSR Roadmap that began in April 2006. This roadmap outlines medium-term activities to guide the group's efforts for the future development of society and the Hitachi Group.

By comparing the expectations and demands of society with the past activities of the Hitachi Group, the roadmap identifies a number of goals and challenges for each item in the CSR Policy of the Hitachi Group. By pushing forward with these sorts of measures, the Hitachi Group will earn the trust of its various stakeholders and increase its corporate value.

Contributing to Society Through Technology

The Hitachi Group conducts activities on a daily basis to fulfill its founding credo of contributing to society through the development of original technology and products. For example, amid increasing interest in the broadly defined area of security, which includes safeguarding personal information and upgrading security at key facilities, Hitachi's solutions based on the group's collective strengths underpin the safety and security of society. These solutions include security PCs, digital watermarking systems and explosives trace detection systems.

Besides supplying products and services, the Hitachi Group is actively engaged in youth development and initiatives to raise interest in science and technology. Specific activities include offering, primarily through research laboratories, science seminars to give elementary and junior high school children the opportunity to learn more about science through hands-on study. Hitachi also cooperates with the Spring Science Camp sponsored by the Ministry of Education, Culture, Sports, Science and Technology (MEXT) of Japan. These and other activities are intended to expose young people to the excitement and wonders of science and technology.





Spring Science Camp 2006
Sponsored by MEXT of Japan, the Spring Science Camp was held at Hitachi's Central Research Laboratory for three days from March 21, 2006.

Formulation of the Hitachi Group's Environmental Vision 2015 and The Second Term Environmental Strategy

The Hitachi Group has formulated Environmental Vision 2015, a medium-term plan under which the Hitachi Group will implement innovative measures on a global basis to realize a corporate community and recycling-oriented society that are in harmony with the natural environment. At the same time, Hitachi announced The Second Term Environmental Strategy, a five-year action plan for translating this vision into reality. Activities under this strategy began in April 2006. The new vision's central theme is to achieve "emission neutral" status across the Hitachi Group by fiscal 2015. Emission neutral is a concept whereby Hitachi's goal is to cancel out "direct loads*1" by reducing "social loads*2" by the same amount.

*1 Direct loads: energy used in production activities, such as the acquisition of basic materials and processing and refining of parts; greenhouse gases emitted from factories; and energy used for recycling waste and for transportation.
*2 Social loads: electricity consumed by products and energy used for recycling end-of-life products, among other items.

Financial Section

Contents

Consolidated Balance Sheets

Hitachi, Ltd. and Subsidiaries
March 31, 2006 and 2005

Assets	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (note 3) 2006
Cash and cash equivalents	**¥ 658,255**	¥ 708,715	**$ 5,626,111**
Short-term investments (note 4)	**162,756**	146,568	**1,391,077**
Trade receivables, net of allowance for doubtful receivables of ¥41,610 million ($355,641 thousand) for 2006 and ¥40,330 million for 2005:			
Notes (notes 8 and 18)	**127,284**	132,572	**1,087,897**
Accounts (notes 5 and 8)	**2,303,397**	2,065,194	**19,687,154**
Inventories (note 6)	**1,262,308**	1,198,955	**10,788,957**
Prepaid expenses and other current assets (note 10)	**547,048**	560,072	**4,675,624**
Investments in leases (notes 7 and 8)	**451,757**	526,759	**3,861,171**
Investments and advances, including affiliated companies (note 4)	**1,029,673**	894,851	**8,800,624**
Property, plant and equipment (note 7):			
Land	**435,961**	436,308	**3,726,162**
Buildings	**1,748,318**	1,740,057	**14,942,889**
Machinery and equipment	**5,522,253**	5,222,157	**47,198,744**
Construction in progress	**74,114**	57,291	**633,453**
	7,780,646	7,455,813	**66,501,248**
Less accumulated depreciation	**5,320,460**	5,097,882	**45,474,017**
Net property, plant and equipment	**2,460,186**	2,357,931	**21,027,231**
Other assets (notes 9 and 10)	**1,018,531**	1,144,630	**8,705,393**
	¥10,021,195	¥9,736,247	**$85,651,239**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen 2006	2005	Thousands of U.S. dollars (note 3) 2006
Short-term debt (note 11)	**¥ 752,527**	¥ 676,611	**$ 6,431,855**
Current portion of long-term debt (notes 7 and 11)	**248,028**	506,863	**2,119,897**
Trade payables:			
Notes	**68,599**	62,855	**586,316**
Accounts	**1,416,367**	1,246,401	**12,105,701**
Accrued expenses	**863,683**	843,022	**7,381,906**
Income taxes (note 10)	**66,101**	61,789	**564,966**
Advances received	**277,887**	247,586	**2,375,103**
Other current liabilities (note 10)	**428,259**	419,419	**3,660,333**
Long-term debt (notes 7 and 11)	**1,418,489**	1,319,032	**12,123,838**
Retirement and severance benefits (note 12)	**827,669**	1,033,005	**7,074,094**
Other liabilities (note 10)	**109,006**	90,781	**931,675**
Total liabilities	**6,476,615**	6,507,364	**55,355,684**
Minority interests	**1,036,807**	921,052	**8,861,598**
Stockholders' equity:			
Common stock (notes 11 and 13)	**282,033**	282,033	**2,410,538**
Capital surplus (note 13)	**561,484**	565,360	**4,799,008**
Legal reserve (note 14)	**111,005**	110,214	**948,761**
Retained earnings (notes 14)	**1,667,198**	1,668,984	**14,249,556**
Accumulated other comprehensive loss (note 16)	**(95,997)**	(301,524)	**(820,487)**
Treasury stock, at cost (note 15)	**(17,950)**	(17,236)	**(153,419)**
Total stockholders' equity	**2,507,773**	2,307,831	**21,433,957**
Commitments and contingencies (note 18)			
	¥10,021,195	¥9,736,247	**$85,651,239**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

			Millions of yen	Thousands of U.S. dollars (note 3)
	2006	2005	2004	**2006**
Revenues:				
Product sales (note 5)	**¥8,486,190**	¥8,055,179	¥7,652,205	**$72,531,538**
Financial and other services	**978,611**	971,864	980,245	**8,364,197**
Total revenues	**9,464,801**	9,027,043	8,632,450	**80,895,735**
Cost of sales:				
Product sales	**(6,683,759)**	(6,258,922)	(5,966,578)	**(57,126,145)**
Financial and other services	**(703,985)**	(702,348)	(743,576)	**(6,016,966)**
Total cost of sales	**(7,387,744)**	(6,961,270)	(6,710,154)	**(63,143,111)**
Selling, general and administrative expenses	**(1,821,045)**	(1,786,718)	(1,737,433)	**(15,564,487)**
Impairment losses for long-lived assets (note 19)	**(27,408)**	(26,797)	(26,085)	**(234,256)**
Restructuring charges (note 20)	**(4,429)**	(33,307)	(28,613)	**(37,855)**
Interest income	**18,170**	13,413	12,808	**155,299**
Dividends income	**6,421**	5,971	6,352	**54,880**
Other income (notes 21 and 22)	**63,002**	67,024	142,010	**538,479**
Interest charges	**(33,265)**	(29,057)	(30,855)	**(284,316)**
Other deductions (note 21)	**(3,639)**	(11,796)	(23,331)	**(31,103)**
Income before income taxes and minority interests	**274,864**	264,506	237,149	**2,349,265**
Income taxes (note 10)	**(154,348)**	(149,990)	(198,655)	**(1,319,214)**
Income before minority interests	**120,516**	114,516	38,494	**1,030,051**
Minority interests	**(83,196)**	(63,020)	(22,618)	**(711,077)**
Net income	**¥ 37,320**	¥ 51,496	¥ 15,876	**$ 318,974**

Net income per share (note 23):			Yen	U.S. dollars (note 3)
Basic	**¥11.20**	¥15.53	¥4.81	**$0.10**
Diluted	**10.84**	15.15	4.75	**0.09**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

			Millions of yen	Thousands of U.S. dollars (note 3)
	2006	2005	2004	**2006**
Common stock (notes 11 and 13):				
Balance at beginning of year	**¥ 282,033**	¥ 282,032	¥ 282,032	**$ 2,410,538**
Conversion of convertible debentures	**–**	1	0	**–**
Balance at end of year	**¥ 282,033**	¥ 282,033	¥ 282,032	**$ 2,410,538**
Capital surplus (note 13):				
Balance at beginning of year	**¥ 565,360**	¥ 551,690	¥ 562,214	**$ 4,832,137**
Gains on sales of treasury stock	**150**	353	48	**1,282**
Gains on stock exchange upon a merger	**–**	12,509	–	**–**
Increase (decrease) arising from divestiture and other	**(4,026)**	808	(10,572)	**(34,411)**
Balance at end of year	**¥ 561,484**	¥ 565,360	¥ 551,690	**$ 4,799,008**
Legal reserve (note 14):				
Balance at beginning of year	**¥ 110,214**	¥ 109,163	¥ 111,309	**$ 942,000**
Net transfer from (to) retained earnings	**601**	921	(1,849)	**5,137**
Net transfer from (to) minority interests	**190**	130	(297)	**1,624**
Balance at end of year	**¥ 111,005**	¥ 110,214	¥ 109,163	**$ 948,761**
Retained earnings (note 14):				
Balance at beginning of year	**¥1,668,984**	¥1,651,272	¥1,655,029	**$14,264,821**
Net income	**37,320**	51,496	15,876	**318,974**
Cash dividends	**(36,644)**	(34,628)	(19,990)	**(313,196)**
Net transfer from (to) legal reserve	**(601)**	(921)	1,849	**(5,137)**
Net transfer from (to) minority interests	**(1,861)**	1,765	(1,492)	**(15,906)**
Balance at end of year	**¥1,667,198**	¥1,668,984	¥1,651,272	**$14,249,556**
Accumulated other comprehensive loss (note 16):				
Balance at beginning of year	**¥ (301,524)**	¥ (393,864)	¥ (755,525)	**$ (2,577,128)**
Other comprehensive income, net of reclassification adjustments	**206,519**	92,666	359,116	**1,765,120**
Net transfer from (to) minority interests	**(992)**	(326)	2,545	**(8,479)**
Balance at end of year	**¥ (95,997)**	¥ (301,524)	¥ (393,864)	**$ (820,487)**
Treasury stock, at cost (note 15):				
Balance at beginning of year	**¥ (17,236)**	¥ (32,162)	¥ (1,847)	**$ (147,316)**
Acquisition for treasury	**(1,058)**	(1,177)	(30,464)	**(9,043)**
Sales of treasury stock	**344**	478	149	**2,940**
Stock exchange upon a merger	**–**	15,625	–	**–**
Balance at end of year	**¥ (17,950)**	¥ (17,236)	¥ (32,162)	**$ (153,419)**
Total stockholders' equity	**¥2,507,773**	¥2,307,831	¥2,168,131	**$21,433,957**
Comprehensive income (note 16):				
Net income	**¥ 37,320**	¥ 51,496	¥ 15,876	**$ 318,974**
Other comprehensive income arising during the year	**221,157**	97,878	362,893	**1,890,231**
Reclassification adjustments for net gain included in net income	**(14,638)**	(5,212)	(3,777)	**(125,111)**
Comprehensive income	**¥ 243,839**	¥ 144,162	¥ 374,992	**$ 2,084,094**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (note 3)
	2006	2005	2004	**2006**
Cash flows from operating activities (note 25):				
Net income	**¥ 37,320**	¥ 51,496	¥ 15,876	**$ 318,974**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	**451,170**	425,080	436,053	**3,856,154**
Amortization	**138,727**	132,370	117,561	**1,185,701**
Impairment losses for long-lived assets	**27,408**	26,797	26,085	**234,256**
Deferred income taxes	**33,815**	45,310	77,056	**289,017**
Equity in (earnings) losses of affiliated companies, net	**(8,688)**	162	(10,120)	**(74,256)**
Gain on sale of investments and subsidiaries' common stock	**(46,468)**	(54,741)	(137,925)	**(397,162)**
Impairment of investments in securities	**4,858**	9,665	12,893	**41,521**
Loss on disposal of rental assets and other property	**8,983**	15,202	13,274	**76,778**
Income applicable to minority interests	**83,196**	63,020	22,618	**711,077**
(Increase) decrease in receivables	**(94,078)**	103,246	(187,545)	**(804,085)**
Increase in inventories	**(107,069)**	(95,191)	(67,026)	**(915,120)**
(Increase) decrease in prepaid expenses and other current assets	**35,947**	(29,973)	(3,075)	**307,239**
Increase (decrease) in payables	**107,271**	(53,785)	145,234	**916,846**
Increase (decrease) in accrued expenses and retirement and severance benefits	**(30,505)**	(26,823)	109,152	**(260,726)**
Increase (decrease) in accrued income taxes	**2,047**	(18,861)	27,741	**17,496**
Increase (decrease) in other liabilities	**44,060**	(408)	5,276	**376,581**
Net change in inventory-related receivables from financial services	**14,328**	(22,036)	(3,140)	**122,462**
Other	**(11,447)**	(5,174)	3,415	**(97,838)**
Net cash provided by operating activities	**690,875**	565,356	603,403	**5,904,915**
Cash flows from investing activities (note 25):				
Decrease in short-term investments	**1,104**	47,179	10,035	**9,436**
Capital expenditures	**(382,386)**	(368,896)	(289,753)	**(3,268,256)**
Purchase of assets to be leased	**(466,681)**	(483,192)	(439,047)	**(3,988,727)**
Collection of investments in leases	**419,956**	301,614	340,376	**3,589,367**
Proceeds from disposal of rental assets and other property	**80,718**	90,726	122,258	**689,897**
Proceeds from sale of investments and subsidiaries' common stock	**99,717**	112,932	301,553	**852,282**
Purchase of investments and subsidiaries' common stock	**(67,643)**	(61,711)	(110,837)	**(578,145)**
Purchase of software	**(121,983)**	(121,415)	(117,896)	**(1,042,590)**
Other	**(64,164)**	(44,225)	(84,102)	**(548,410)**
Net cash used in investing activities	**(501,362)**	(526,988)	(267,413)	**(4,285,146)**
Cash flows from financing activities (note 25):				
Increase (decrease) in short-term debt, net	**5,121**	27,029	(193,286)	**43,769**
Proceeds from long-term debt	**342,309**	533,442	460,144	**2,925,718**
Payments on long-term debt	**(551,265)**	(599,637)	(587,335)	**(4,711,666)**
Proceeds (payments) on subsidiaries' common stock, net	**(3,139)**	(8,431)	9,984	**(26,829)**
Dividends paid to stockholders	**(36,509)**	(34,815)	(19,961)	**(312,043)**
Dividends paid to minority stockholders of subsidiaries	**(17,591)**	(16,671)	(13,714)	**(150,350)**
Acquisition of common stock for treasury	**(1,058)**	(1,177)	(30,464)	**(9,043)**
Proceeds from sales of treasury stock	**494**	831	197	**4,222**
Net cash used in financing activities	**(261,638)**	(99,429)	(374,435)	**(2,236,222)**
Effect of exchange rate changes on cash and cash equivalents	**21,665**	5,380	(25,330)	**185,171**
Net decrease in cash and cash equivalents	**(50,460)**	(55,681)	(63,775)	**(431,282)**
Cash and cash equivalents at beginning of year	**708,715**	764,396	828,171	**6,057,393**
Cash and cash equivalents at end of year	**¥658,255**	¥708,715	¥764,396	**$5,626,111**

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company's and its subsidiaries' businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company's financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company's consolidated financial statements for the year ended March 31, 2004.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments where the Company does not have significant influence are accounted for using the cost method.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of generally three months or less when purchased to be cash equivalents.

(d) Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company's and subsidiaries' best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated and included in accumulated other comprehensive loss as part of stockholders' equity.

(f) Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values, except for equity-method investments, are accounted for under the cost method. The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investments below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments that it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investment. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g) Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(h) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings	
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment	
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j) Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The estimated useful lives are follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k) Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software's expected future revenue to current year's revenue or the straight-line method over the remaining estimated economic life of each software.

(l) Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(m) Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(o) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company's results of operations.

The Company offers multiple solutions to its customers' needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company's policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company's and certain subsidiaries' products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company's consumer products business and others to compensate the customer retailers for a decline in the product's value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of income. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, "Software Revenue Recognition," as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

Service Revenues:
Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p) Advertising
Advertising costs are expensed as incurred.

(q) Research and Development Costs
Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(r) Income Taxes
Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s) Sales of Stock by Subsidiaries
The change in the Company's proportionate share of a subsidiary's equity resulting from issuance of stock by the subsidiary is recognized as other income in the accompanying consolidated statements of income.

(t) Net Income per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of income. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u) Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the years ended March 31, 2006, 2005 and 2004, the Company recognized no material stock-based compensation expense.

SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elects to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2006, 2005 and 2004 are as follows:

			Millions of yen	Thousands of U.S. dollars
	2006	2005	2004	**2006**
Net income — as reported	**¥37,320**	¥51,496	¥15,876	**$318,974**
Stock-based compensation expense included in reported net income	**214**	215	--	**1,829**
Stock-based compensation expense determined under SFAS No. 123	**(440)**	(459)	(3,034)	**(3,760)**
Net income — pro forma	**¥37,094**	¥51,252	¥12,842	**$317,043**

Net income per share:			Yen	U.S. dollars
Basic — as reported	**¥11.20**	¥15.53	¥4.81	**$0.10**
Basic — pro forma	**11.14**	15.45	3.89	**0.10**
Diluted — as reported	**10.84**	15.15	4.75	**0.09**
Diluted — pro forma	**10.78**	15.08	3.83	**0.09**

(v) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w) Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34."

(x) New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 (R) supersedes APB No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, the SEC issued Staff Accounting Bulletin No. 107, in which interpretations expressed views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provided the staff's views regarding the valuation of share-based payment arrangements for public companies. The provisions of SFAS No. 123 (R) is effective no later than the beginning of the first fiscal year beginning after June 15, 2005, as deferred by the SEC. SFAS No. 123 (R) is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3." This statement provides the guidance for the accounting for and reporting of a change in accounting principle and the correction of an error, and requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections made in fiscal years beginning after December 15, 2005. SFAS No. 154 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instrument, an amendment of SFAS No. 133 and No. 140." The amendments made by SFAS No. 155 resolve issues addressed in SFAS No. 133 Implementation Issue No. D1, and require to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140." This statement provides the guidance for the measurement methods for servicing assets and servicing liabilities. SFAS No. 156 shall be effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

(y) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

3. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥117=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2006. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

4. INVESTMENTS IN SECURITIES AND AFFILIATED COMPANIES

Short-term investments as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Investments in securities:			
Available-for-sale securities	**¥ 75,975**	¥ 81,583	**$ 649,359**
Held-to-maturity securities	**57**	392	**487**
Trading securities	**86,724**	64,593	**741,231**
	¥162,756	¥146,568	**$1,391,077**

Investments and advances, including affiliated companies as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Investments in securities:			
Available-for-sale securities	**¥ 447,298**	¥314,471	**$3,823,060**
Held-to-maturity securities	**1,316**	658	**11,248**
Securities without readily determinable fair values	**79,321**	77,755	**677,957**
Investments in affiliated companies	**368,989**	388,076	**3,153,752**
Advances and other	**132,749**	113,891	**1,134,607**
	¥1,029,673	¥894,851	**$8,800,624**

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2006 and 2005.

								Millions of yen
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2006				2005
Short-term investments:								
Debt securities	**¥ 26,956**	**¥ 10**	**¥ 16**	**¥ 26,950**	¥ 37,195	¥ 34	¥ 20	¥ 37,209
Other securities	**49,045**	**29**	**49**	**49,025**	44,355	19	–	44,374
	76,001	**39**	**65**	**75,975**	81,550	53	20	81,583
Investments and advances:								
Equity securities	**138,449**	**208,048**	**2,168**	**344,329**	98,751	102,170	3,623	197,298
Debt securities	**76,838**	**1,323**	**2,718**	**75,443**	91,412	1,383	907	91,888
Other securities	**26,972**	**768**	**214**	**27,526**	24,928	450	93	25,285
	242,259	**210,139**	**5,100**	**447,298**	215,091	104,003	4,623	314,471
	¥318,260	**¥210,178**	**¥5,165**	**¥523,273**	¥296,641	¥104,056	¥4,643	¥396,054

				Thousands of U.S. dollars
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2006
Short-term investments:				
Debt securities	**$ 230,393**	**$ 85**	**$ 136**	**$ 230,342**
Other securities	**419,188**	**248**	**419**	**419,017**
	649,581	**333**	**555**	**649,359**
Investments and advances:				
Equity securities	**1,183,325**	**1,778,188**	**18,530**	**2,942,983**
Debt securities	**656,735**	**11,308**	**23,231**	**644,812**
Other securities	**230,530**	**6,564**	**1,829**	**235,265**
	2,070,590	**1,796,060**	**43,590**	**3,823,060**
	$2,720,171	**$1,796,393**	**$44,145**	**$4,472,419**

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2006 and 2005.

								Millions of yen
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2006				2005
Short-term investments:								
Debt securities	**¥ 8,279**	**¥ 7**	**¥ 991**	**¥ 9**	¥ 3,842	¥ 20	¥ –	¥ –
Other securities	**1,152**	**49**	**–**	**–**	–	–	–	–
	9,431	**56**	**991**	**9**	3,842	20	–	–
Investments and advances:								
Equity securities	**1,105**	**111**	**14,035**	**2,057**	10,112	2,694	5,025	929
Debt securities	**28,152**	**1,410**	**13,110**	**1,308**	14,559	669	10,937	238
Other securities	**5,007**	**86**	**4,717**	**128**	5,317	59	905	34
	34,264	**1,607**	**31,862**	**3,493**	29,988	3,422	16,867	1,201
	¥43,695	**¥1,663**	**¥32,853**	**¥3,502**	¥33,830	¥3,442	¥16,867	¥1,201

				Thousands of U.S. dollars
	Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2006
Short-term investments:				
Debt securities	**$ 70,761**	**$ 59**	**$ 8,470**	**$ 77**
Other securities	**9,846**	**419**	**–**	**–**
	80,607	**478**	**8,470**	**77**
Investments and advances:				
Equity securities	**9,445**	**949**	**119,957**	**17,581**
Debt securities	**240,615**	**12,051**	**112,052**	**11,180**
Other securities	**42,795**	**735**	**40,316**	**1,094**
	292,855	**13,735**	**272,325**	**29,855**
	$373,462	**$14,213**	**$280,795**	**$29,932**

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥60,969 million ($521,103 thousand), ¥60,653 million and ¥83,886 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2006, 2005 and 2004 were ¥22,480 million ($192,137 thousand), ¥15,889 million and ¥33,887 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2006, 2005 and 2004 were ¥482 million ($4,120 thousand), ¥64 million and ¥2,160 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities as of March 31, 2006, 2005 and 2004 were ¥7,556 million ($64,581 thousand), ¥2,223 million and ¥2,214 million, respectively, and were classified as other income in the consolidated statements of income.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheets as of March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2006			2006
Due within five years	**¥1,118**	**¥ 44,571**	**¥ 45,689**	**$ 9,555**	**$380,949**	**$390,504**
Due after five years	**198**	**58,398**	**58,596**	**1,693**	**499,128**	**500,821**
	¥1,316	**¥102,969**	**¥104,285**	**$11,248**	**$880,077**	**$891,325**

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2006 and 2005 were ¥75,764 million ($647,556 thousand) and ¥75,838 million, respectively, mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2006 and 2005 were ¥184,504 million ($1,576,957 thousand) and ¥206,942 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2006 and 2005 were ¥91,191 million ($779,410 thousand) and ¥130,850 million, respectively.

As of March 31, 2006 and 2005, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥13,576 million ($116,034 thousand) and ¥14,673 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2006 and 2005, equity-method goodwill included in investments in certain affiliated companies were ¥11,848 million ($101,265 thousand) and ¥8,669 million, respectively.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets	**¥1,293,236**	¥1,516,004	**$11,053,299**
Non-current assets	**965,574**	1,096,151	**8,252,769**
Current liabilities	**1,106,243**	1,094,051	**9,455,068**
Non-current liabilities	**319,149**	540,773	**2,727,769**

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Revenues	**¥2,302,913**	¥2,588,526	¥2,457,443	**$19,683,017**
Gross profit	**370,979**	432,615	374,535	**3,170,761**
Net income	**22,177**	1,850	14,581	**189,547**

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Millions of yen 2006	2005	Thousands of U.S. dollars 2006
Trade receivables	**¥166,484**	¥163,152	**$1,422,940**
Trade payables	**64,654**	63,029	**552,598**

	Millions of yen 2006	2005	2004	Thousands of U.S. dollars 2006
Revenues	**¥535,084**	¥559,954	¥498,564	**$4,573,368**
Purchases	**315,356**	362,771	299,331	**2,695,350**

5. RECEIVABLES

The aggregate annual maturities of the long-term trade receivables after March 31, 2007 included in trade receivables-accounts are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥31,361	$268,043
2009	2,251	19,239
2010	1,236	10,564
2011	1,206	10,308
Thereafter	1,246	10,649
	¥37,300	$318,803

Sales on an installment payment basis for the years ended March 31, 2006, 2005 and 2004 totaled ¥8,440 million ($72,137 thousand), ¥8,275 million and ¥9,021 million, respectively.

6. INVENTORIES

Inventories as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen 2006	2005	Thousands of U.S. dollars 2006
Finished goods	**¥ 420,943**	¥ 371,331	**$ 3,597,803**
Work in process	**654,943**	651,227	**5,597,803**
Raw materials	**186,422**	176,397	**1,593,351**
	¥1,262,308	¥1,198,955	**$10,788,957**

Inventories include items associated with major contracts which require long-term processing performed for more than twelve months. These items as of March 31, 2006 and 2005 aggregated ¥38,061 million ($325,308 thousand) and ¥39,474 million, respectively.

7. LEASES

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2006 amounted to ¥1,719,894 million ($14,699,949 thousand) and ¥1,316,286 million ($11,250,308 thousand), respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2006 and the future minimum lease receivables of financing leases as of March 31, 2005:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		2006		2006
2007	**¥163,124**	**¥ 72,617**	**$1,394,222**	**$ 620,658**
2008	**127,185**	**55,187**	**1,087,051**	**471,684**
2009	**95,882**	**37,865**	**819,504**	**323,633**
2010	**59,541**	**19,516**	**508,898**	**166,803**
2011	**25,107**	**9,497**	**214,590**	**81,171**
Thereafter	**41,483**	**12,345**	**354,556**	**105,513**
Total minimum payments to be received	**512,322**	**¥207,027**	**4,378,821**	**$1,769,462**
Amount representing executory costs	**(20,449)**		**(174,778)**	
Unearned income	**(33,934)**		**(290,034)**	
Allowance for doubtful receivables	**(6,182)**		**(52,838)**	
Net investment in financing leases	**¥451,757**		**$3,861,171**	

	Millions of yen
	Financing leases
	2005
Total minimum payments to be received	¥603,442
Amount representing executory costs	(32,029)
Unearned income	(39,650)
Allowance for doubtful receivables	(5,004)
Net investment in financing leases	¥526,759

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amounts of leased assets at cost under capital leases as of March 31, 2006 and 2005 amounted to ¥33,516 million ($286,462 thousand) and ¥33,239 million, respectively, and accumulated depreciation as of March 31, 2006 and 2005 amounted to ¥19,307 million ($165,017 thousand) and ¥17,803 million, respectively.

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million ($90,256 thousand), and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain of the leased back portion in the amount of ¥2,736 million ($23,385 thousand) has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2006:

	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
Years ending March 31		2006		2006
2007	¥ 4,602	¥12,702	$ 39,333	$108,564
2008	3,196	9,355	27,316	79,957
2009	1,677	7,463	14,333	63,786
2010	995	4,710	8,504	40,257
2011	712	1,975	6,086	16,880
Thereafter	981	10,020	8,385	85,641
Total minimum lease payments	12,163	¥46,225	103,957	$395,085
Amount representing executory costs	(459)		(3,923)	
Amount representing interest	(698)		(5,966)	
Present value of net minimum lease payments	11,006		94,068	
Less current portion of capital lease obligations	4,278		36,564	
Long-term capital lease obligations	¥ 6,728		$ 57,504	

8. SECURITIZATIONS

For the years ended March 31, 2006, 2005 and 2004, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to the subsidiaries' other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investor's interests. For the years ended March 31, 2006, 2005 and 2004, gains recognized on the sale of lease receivables amounted to ¥21,619 million ($184,778 thousand), ¥12,985 million and ¥12,394 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2006, 2005 and 2004:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Proceeds from transfer of lease receivables	¥436,919	¥310,668	¥271,281	$3,734,350
Servicing fees received	43	22	23	368
Purchases of delinquent or ineligible assets	(28,074)	(25,717)	(14,775)	(239,949)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2006 is as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2006			2006
Total assets managed or transferred:						
Lease receivables	¥1,159,294	¥651	¥1,676	$9,908,496	$5,564	$14,325
Assets transferred	(707,537)			(6,047,325)		
Assets held in portfolio	¥ 451,757			$3,861,171		

For the years ended March 31, 2006, 2005 and 2004, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2006, 2005 and 2004, proceeds from the transfer of trade receivables were ¥1,361,784 million ($11,639,179 thousand), ¥1,252,656 million and ¥1,006,164 million, respectively, and losses recognized on those transfers were ¥2,445 million ($20,897 thousand), ¥3,388 million and ¥2,973 million, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets other than goodwill acquired during the years ended March 31, 2006, 2005 and 2004 amounted to ¥190,207 million ($1,625,701 thousand), ¥228,085 million and ¥190,059 million, respectively, and related amortization expense during the years ended March 31, 2006, 2005 and 2004 amounted to ¥138,727 million ($1,185,701 thousand), ¥132,370 million and ¥117,561 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2006, 2005 and 2004 were to ¥52,705 million ($450,470 thousand); ¥57,293 million and ¥52,863 million, respectively.

Intangible assets other than goodwill as of March 31, 2006 and 2005 are as follows:

						Millions of yen
			2006			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets						
Software	¥ 431,208	¥318,794	¥112,414	¥402,523	¥279,139	¥123,384
Software for internal use	432,952	242,182	190,770	362,426	189,024	173,402
Patents	127,130	40,103	87,027	123,445	24,375	99,070
Other	104,523	71,502	33,021	96,371	61,769	34,602
	¥1,095,813	¥672,581	¥423,232	¥984,765	¥554,307	¥430,458
Indefinite-lived intangible assets	¥ 7,753	¥ –	¥ 7,753	¥ 9,382	¥ –	¥ 9,382

	Thousands of U.S. dollars		
			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets			
Software	**$3,685,538**	**$2,724,735**	**$ 960,803**
Software for internal use	**3,700,445**	**2,069,932**	**1,630,513**
Patents	**1,086,581**	**342,761**	**743,820**
Other	**893,359**	**611,128**	**282,231**
	$9,365,923	**$5,748,556**	**$3,617,367**
Indefinite-lived intangible assets	**$ 66,265**	**$ –**	**$ 66,265**

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥115,457	$986,812
2008	93,302	797,453
2009	67,881	580,179
2010	37,756	322,701
2011	23,651	202,145

The changes in the carrying amount of goodwill for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Balance at beginning of the year	**¥45,898**	¥53,478	**$392,290**
Acquired during the year	**15,271**	6,424	**130,521**
Impairment loss	**(1,452)**	(13,646)	**(12,410)**
Translation adjustment and other	**4,493**	(358)	**38,402**
Balance at end of the year, included in other assets	**¥64,210**	¥45,898	**$548,803**

Mainly due to severe demands for price reduction in the Automotive Industry reporting units in the Power and Industrial Systems, operating profits and cash flows were lower than expected. Based on that trend, the earnings forecast for the next three years was revised. The Company's determination of fair values of the reporting units incorporate the earnings forecast into its valuation assumptions resulting in a fair market value that was less than its carrying value. The Company recorded a pretax impairment loss of ¥11,526 million, which was reported in selling, general and administrative expenses for the year ended March 31, 2005.

10. INCOME TAXES

Components, as either domestic or foreign, of income before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

			Millions of yen
			2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	**¥242,786**	**¥32,078**	**¥274,864**
Income taxes:			
Current tax expense	**99,753**	**20,780**	**120,533**
Deferred tax expense	**21,915**	**11,900**	**33,815**
	¥121,668	**¥32,680**	**¥154,348**

			Thousands of U.S. dollars
			2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	**$2,075,094**	**$274,171**	**$2,349,265**
Income taxes:			
Current tax expense	**852,590**	**177,607**	**1,030,197**
Deferred tax expense	**187,308**	**101,709**	**289,017**
	$1,039,898	**$279,316**	**$1,319,214**

			Millions of yen
			2005
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥212,424	¥52,082	¥264,506
Income taxes:			
Current tax expense	85,263	19,417	104,680
Deferred tax expense	41,847	3,463	45,310
	¥127,110	¥22,880	¥149,990

			Millions of yen
			2004
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥211,000	¥26,149	¥237,149
Income taxes:			
Current tax expense	93,264	28,335	121,599
Deferred tax expense (benefit)	89,293	(12,237)	77,056
	¥182,557	¥16,098	¥198,655

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Continuing operations:				
Current tax expense	**¥120,533**	¥104,680	¥121,599	**$1,030,197**
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	**(5,716)**	23,672	35,714	**(48,855)**
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	**–**	–	2,318	**–**
Change in valuation allowance	**39,531**	21,638	39,024	**337,872**
	154,348	149,990	198,655	**1,319,214**
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	**75,306**	77,535	259,788	**643,641**
Net unrealized holding gain on available-for-sale securities	**39,562**	3,115	19,154	**338,136**
Cash flow hedges	**985**	(523)	162	**8,419**
	115,853	80,127	279,104	**990,196**
	¥270,201	¥230,117	¥477,759	**$2,309,410**

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes was approximately 43.6% for the year ended March 31, 2004.

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies was approximately 40.6% for the years ended March 31, 2006 and 2005.

In accordance with EITF Issue No. 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations," the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities. The effect of these changes on the Company's deferred tax balances amounted to ¥2,318 million in income from continuing operations for the year ended March 31, 2004.

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2006	2005	2004
Combined statutory income tax rate	**40.6%**	40.6%	43.6%
Equity in (earnings) losses of affiliated companies	**(1.3)**	0.0	(1.9)
Impairment of investments in affiliated companies	**0.3**	–	1.4
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	**0.2**	2.6	3.0
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	**1.1**	1.6	12.6
Expenses not deductible for tax purposes	**5.4**	4.6	7.2
Enacted changes in tax laws and rates in Japan	**–**	–	1.0
Change in valuation allowance	**14.4**	8.2	16.5
Difference in statutory tax rates of foreign subsidiaries	**(4.0)**	(2.1)	(1.5)
Other	**(0.5)**	1.2	1.9
Effective income tax rate	**56.2%**	56.7%	83.8%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2006 and 2005 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Total gross deferred tax assets:			
Retirement and severance benefits	**¥ 300,732**	¥ 380,254	**$2,570,359**
Accrued expenses	**221,107**	216,139	**1,889,804**
Property, plant and equipment, due to differences in depreciation	**33,356**	34,769	**285,094**
Net operating loss carryforwards	**136,399**	119,930	**1,165,803**
Other	**323,299**	293,735	**2,763,239**
	1,014,893	1,044,827	**8,674,299**
Valuation allowance	**(282,295)**	(196,811)	**(2,412,778)**
	732,598	848,016	**6,261,521**
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	**(32,548)**	(33,077)	**(278,188)**
Tax purpose reserves regulated by Japanese tax laws	**(20,944)**	(24,268)	**(179,008)**
Net unrealized gain on securities	**(78,337)**	(35,477)	**(669,547)**
Other	**(34,175)**	(27,706)	**(292,094)**
	(166,004)	(120,528)	**(1,418,837)**
Net deferred tax asset	**¥ 566,594**	¥ 727,488	**$4,842,684**

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Prepaid expenses and other current assets	**¥16,187**	¥11,781	**$138,351**
Other assets	**58,325**	51,610	**498,504**
	¥74,512	¥63,391	**$636,855**

Net deferred tax assets as of March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Prepaid expenses and other current assets	**¥281,347**	¥295,532	**$2,404,675**
Other assets	**325,526**	460,721	**2,782,274**
Other current liabilities	**(2,390)**	(3,011)	**(20,427)**
Other liabilities	**(37,889)**	(25,754)	**(323,838)**
Net deferred tax asset	**¥566,594**	¥727,488	**$4,842,684**

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2006 and 2005 were an increase of ¥85,484 million ($730,632 thousand) and ¥5,615 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2006.

As of March 31, 2006, the Company and various subsidiaries have operating loss carryforwards of ¥373,151 million ($3,189,325 thousand) which are available to offset future taxable income, if any. Operating loss carryforwards of ¥238,025 million ($2,034,402 thousand) expire by March 31, 2011, and ¥135,126 million ($1,154,923 thousand) expire in various years thereafter or do not expire.

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, because such differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits.

11. SHORT-TERM AND LONG-TERM DEBT

The components of short-term debt as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Borrowings, mainly from banks	**¥305,139**	¥333,183	**$2,608,026**
Commercial paper	**394,396**	295,821	**3,370,906**
Borrowings from affiliates	**52,992**	47,607	**452,923**
	¥752,527	¥676,611	**$6,431,855**

The weighted average interest rate on short-term debt outstanding as of March 31, 2006 and 2005 was 0.1%.

The components of long-term debt as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Unsecured notes and debentures:			
Due 2006, interest 3.45% debenture	**¥ –**	¥ 200,000	**$ –**
Due 2013, interest 0.72% debenture	**80,000**	80,000	**683,761**
Due 2010, interest 0.7% debenture	**49,882**	–	**426,342**
Due 2015, interest 1.56% debenture	**49,977**	–	**427,154**
Due 2008, interest 0.52% debenture	**5,000**	5,000	**42,735**
Due 2010, interest 0.74% debenture	**5,000**	5,000	**42,735**
Due 2006–2018, interest 0.04–5.92%, issued by subsidiaries	**599,626**	704,097	**5,125,009**
Unsecured convertible debentures:			
Series A, due 2009, zero coupon	**50,000**	50,000	**427,350**
Series B, due 2009, zero coupon	**50,000**	50,000	**427,350**
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2006–2015, interest 0.85–4.65%	**43,244**	12,140	**369,607**
Unsecured, maturing 2006–2020, interest 0.4–5.7%	**722,782**	706,507	**6,177,624**
Capital lease obligations	**11,006**	13,151	**94,068**
	1,666,517	1,825,895	**14,243,735**
Less current portion	**248,028**	506,863	**2,119,897**
	¥1,418,489	¥1,319,032	**$12,123,838**

The aggregate annual maturities of long-term debt after March 31, 2007 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 306,904	$ 2,623,111
2009	270,264	2,309,949
2010	346,155	2,958,590
2011	145,728	1,245,538
Thereafter	349,438	2,986,650
	¥1,418,489	$12,123,838

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional securities or mortgages on property, plant and equipment.

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price was ¥1,009 per share for both bonds at which time the fair value of the Company's common stock was ¥686. In accordance with the terms of the debenture, the conversion price was adjusted to ¥822 ($7.03) on October 19, 2005 for series A zero coupon convertible bonds and on April 19, 2006 for series B zero coupon convertible bonds. The conversion prices will be adjusted on October 19, 2007 for series A zero coupon convertible bonds and on April 19, 2008 for series B zero coupon convertible bonds. The prices will be 95% (rounded upwards to the nearest one yen) of the average closing prices of the Company's shares on the Tokyo Stock Exchange for 30 consecutive trading days up to each conversion dates, no less than ¥822 ($7.03). During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company's shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at their option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

12. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on their earnings and the length of service by retirement or termination of employment for reasons other than dismissal for cause.

Directors, Executive Officers and certain employees are not covered by the programs described above. Certain benefits paid to such persons are charged to income as paid as it is not practicable to compute the liability for future payments because amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefits pension plans. During the years ended March 31, 2006, 2005 and 2004, the Company and certain subsidiaries amended certain of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Net periodic benefit costs for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2006, 2005 and 2004 consist of the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Service cost	**¥ 74,131**	¥ 85,500	¥107,002	**$ 633,598**
Interest cost	**56,166**	63,637	78,493	**480,051**
Expected return on plan assets for the period	**(34,045)**	(33,749)	(32,863)	**(290,983)**
Amortization of transition asset	**-**	(208)	(368)	**-**
Amortization of prior service benefit	**(17,381)**	(13,842)	(13,423)	**(148,555)**
Recognized actuarial loss	**67,678**	100,274	151,567	**578,445**
Transfer to defined contribution pension plan	**(87)**	3,223	1,557	**(744)**
Derecognition of previously accrued salary progression due to transfer of substitutional portion	**(5,956)**	(16,235)	(17,215)	**(50,906)**
Recognition of deferred actuarial losses due to transfer of substitutional portion	**26,193**	105,758	375,049	**223,872**
Curtailment and settlement loss	**-**	173	1,072	**-**
Employees' contributions	**(731)**	(3,187)	(9,735)	**(6,248)**
Net periodic benefit cost	**165,968**	291,344	641,136	**1,418,530**
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	**(30,593)**	(165,247)	(411,621)	**(261,479)**
	¥135,375	¥126,097	¥229,515	**$1,157,051**

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which the Company and certain domestic subsidiaries had contributed. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain subsidiaries and their employees had contributed the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and all the subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2006. Consequently, the Company and all the subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2006, 2005 and 2004.

The Company and certain subsidiaries accounted for the entire separation process as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities."

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥2,307,266**	¥2,717,784	**$19,720,222**
Service cost	**74,131**	85,500	**633,598**
Interest cost	**56,166**	63,637	**480,051**
Plan amendments	**(7,844)**	(57,625)	**(67,043)**
Actuarial loss	**5,105**	18,377	**43,633**
Benefits paid	**(139,896)**	(138,245)	**(1,195,692)**
Acquisitions and divestitures	**2,339**	13,559	**19,991**
Transfer to defined contribution pension plan	**(1,644)**	(18,308)	**(14,051)**
Transfer of substitutional portion	**(70,823)**	(368,132)	**(605,325)**
Curtailment and settlement	**–**	(10,956)	**–**
Foreign currency exchange rate changes	**5,500**	1,675	**47,009**
Benefit obligation at end of year	**2,230,300**	2,307,266	**19,062,393**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,159,007**	1,257,195	**9,906,043**
Actual return on plan assets	**200,792**	59,117	**1,716,171**
Employers' contributions	**124,577**	130,247	**1,064,760**
Employees' contributions	**731**	3,187	**6,248**
Benefits paid	**(100,157)**	(98,183)	**(856,043)**
Acquisitions and divestitures	**1,122**	2,441	**9,590**
Transfer to defined contribution pension plan	**(660)**	(1,209)	**(5,641)**
Transfer of substitutional portion	**(34,274)**	(186,650)	**(292,940)**
Settlement	**–**	(8,234)	**–**
Foreign currency exchange rate changes	**3,585**	1,096	**30,641**
Fair value of plan assets at end of year	**1,354,723**	1,159,007	**11,578,829**
Funded status	**(875,577)**	(1,148,259)	**(7,483,564)**
Unrecognized prior service benefit	**(227,851)**	(235,757)	**(1,947,444)**
Unrecognized actuarial loss	**548,019**	803,104	**4,683,923**
Net amount recognized in the consolidated balance sheet	**¥ (555,409)**	¥ (580,912)	**$ (4,747,085)**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**¥ 9,870**	¥ 2,212	**$ 84,359**
Accrued benefit cost	**(827,669)**	(1,033,005)	**(7,074,094)**
Intangible asset	**915**	1,416	**7,821**
Accumulated other comprehensive loss	**261,475**	448,465	**2,234,829**
Net amount recognized	**¥ (555,409)**	¥ (580,912)	**$ (4,747,085)**

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2006	2005
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**2.5%**	2.9%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	**2.5%**	2.5%	2.5%
Expected long-term return on plan assets	**3.0%**	3.0%	3.7%
Rate of compensation increase	**2.9%**	3.1%	3.3%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,112,216 million ($18,053,128 thousand) as of March 31, 2006 and ¥2,167,152 million as of March 31, 2005.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**¥1,988,054**	¥2,128,876	**$16,991,915**
Plan assets	**1,217,060**	1,118,739	**10,402,222**
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥2,144,176**	¥2,306,142	**$18,326,291**
Plan assets	**1,261,697**	1,157,541	**10,783,735**

Asset allocations for the pension plans as of March 31, 2006 and 2005 are as follows:

	2006	2005
Equity securities	**44.7%**	40.9%
Debt securities	**31.3**	33.2
Cash	**3.7**	7.0
Life insurance company general accounts	**6.1**	6.3
Investment trusts	**11.3**	10.2
Other	**2.9**	2.4
	100.0%	100.0%

The objective of the Company's investment policy is to ensure a stable return from the plan's investments over the long term, which allows the Company's and certain subsidiaries' pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company's and certain subsidiaries' capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥126,633 million ($1,082,233 thousand) to their defined benefit plans for the year ending March 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥115,138	$ 984,085
2008	118,640	1,014,017
2009	127,948	1,093,573
2010	135,010	1,153,932
2011	136,409	1,165,889
2012–2016	656,315	5,609,530

(b) Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company's and certain subsidiaries' contributions to the plans for the years ended March 31, 2006, 2005 and 2004 were ¥11,776 million ($100,650 thousand), ¥10,749 million and ¥7,718 million, respectively.

13. COMMON STOCK

The Company has authorized for issuance 10 billion shares of common stock.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 2003	3,368,124,286	¥282,032	
Issued upon conversion of convertible debentures	590	0	
Balance as of March 31, 2004	3,368,124,876	282,032	
Issued upon conversion of convertible debentures	1,180	1	
Balance as of March 31, 2005 and 2006	**3,368,126,056**	**¥282,033**	**$2,410,538**

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code, the former Japanese corporate law, by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

14. LEGAL RESERVE AND CASH DIVIDENDS

The Japanese Corporate Law provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to reduction of a deficit and transfer to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders' meeting.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2006, 2005 and 2004 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2006 of ¥5.5 ($0.05) per share, aggregating ¥18,319 million ($156,573 thousand). This dividend will be reported by the Board of Directors at the ordinary general shareholders' meeting in respect to the year ended March 31, 2006.

Cash dividends per share for the years ended March 31, 2006, 2005 and 2004 were ¥11.0 ($0.09), ¥11.0 and ¥8.0, respectively, based on dividends declared with respect to earnings for the periods.

15. TREASURY STOCK

The Japanese Corporate Law (JCL) allows a company to acquire treasury stock upon shareholders' approval to the extent that sufficient distributable funds are available. Effective September 25, 2003, the Japanese Commercial Code (JCC), the former Japanese corporate law, was amended to no longer require shareholders' approval but Board of Directors' approval to the extent that the Board of Directors' authority was stated in the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders' meeting on June 24, 2004.

Pursuant to the provisions of the JCL, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCL also states that a shareholder holding shares less than a minimum trading lot is entitled to request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders' meeting on June 25, 2003.

The changes in treasury stock for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Shares	Amount	Amount
Balance as of March 31, 2003	3,235,291	¥ 1,847	
Acquisition for treasury	67,199,843	30,464	
Sales of treasury stock	(325,161)	(149)	
Balance as of March 31, 2004	70,109,973	32,162	
Acquisition for treasury	1,697,685	1,177	
Sales of treasury stock	(1,321,295)	(478)	
Stock exchange upon a merger (note 29)	(33,937,141)	(15,625)	
Balance as of March 31, 2005	36,549,222	17,236	$147,316
Acquisition for treasury	1,440,676	1,058	9,043
Sales of treasury stock	(708,603)	(344)	(2,940)
Balance as of March 31, 2006	**37,281,295**	**¥17,950**	**$153,419**

At the ordinary general shareholders' meeting on June 25, 2003, the Company was authorized to acquire for treasury up to 300,000,000 shares of its common stock for an aggregate acquisition amount not exceeding ¥150,000 million during the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC.

In April 2006, the Board of Directors approved to acquire for treasury up to 6,500,000 shares of its common stock for an aggregate acquisition amount not exceeding ¥5,000 million ($42,735 thousand) during May 2006. In this connection, the Company acquired a total of 6,210,000 shares for ¥4,996 million ($42,701 thousand) during the period.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (90,904)**	¥ (95,786)	¥ (60,948)	**$ (776,957)**
Other comprehensive income (loss), net of reclassification adjustments	**48,435**	5,320	(34,275)	**413,974**
Net transfer to minority interests	**(957)**	(438)	(563)	**(8,179)**
Balance at end of year	**¥ (43,426)**	¥ (90,904)	¥ (95,786)	**$ (371,162)**
Minimum pension liability adjustments:				
Balance at beginning of year	**¥(242,672)**	¥(329,536)	¥(698,916)	**$(2,074,120)**
Other comprehensive income	**96,808**	86,541	366,707	**827,419**
Net transfer from (to) minority interests	**(39)**	323	2,673	**(333)**
Balance at end of year	**¥(145,903)**	¥(242,672)	¥(329,536)	**$(1,247,034)**
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	**¥ 32,996**	¥ 31,499	¥ 4,874	**$ 282,017**
Other comprehensive income, net of reclassification adjustments	**59,624**	1,458	26,635	**509,607**
Net transfer from (to) minority interests	**6**	39	(10)	**51**
Balance at end of year	**¥ 92,626**	¥ 32,996	¥ 31,499	**$ 791,675**
Cash flow hedges:				
Balance at beginning of year	**¥ (944)**	¥ (41)	¥ (535)	**$ (8,068)**
Other comprehensive income (loss), net of reclassification adjustments	**1,652**	(653)	49	**14,120**
Net transfer from (to) minority interests	**(2)**	(250)	445	**(18)**
Balance at end of year	**¥ 706**	¥ (944)	¥ (41)	**$ 6,034**
Total accumulated other comprehensive loss:				
Balance at beginning of year	**¥(301,524)**	¥(393,864)	¥(755,525)	**$(2,577,128)**
Other comprehensive income, net of reclassification adjustments	**206,519**	92,666	359,116	**1,765,120**
Net transfer from (to) minority interests	**(992)**	(326)	2,545	**(8,479)**
Balance at end of year	**¥ (95,997)**	¥(301,524)	¥(393,864)	**$ (820,487)**

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2006, 2005 and 2004 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Millions of yen		
			2006
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ 51,492	¥ –	¥ 51,492
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	120,305	(48,742)	71,563
Cash flow hedges	2,385	(1,091)	1,294
	334,836	(113,679)	221,157
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	(3,057)	–	(3,057)
Net unrealized holding gain on available-for-sale securities	(20,096)	8,157	(11,939)
Cash flow hedges	239	119	358
	(22,914)	8,276	(14,638)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	48,435	–	48,435
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	100,209	(40,585)	59,624
Cash flow hedges	2,624	(972)	1,652
	¥311,922	¥(105,403)	¥206,519

	Thousands of U.S. dollars		
			2006
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	$ 440,102	$ –	$ 440,102
Minimum pension liability adjustments	1,373,111	(545,692)	827,419
Net unrealized holding gain on available-for-sale securities	1,028,248	(416,598)	611,650
Cash flow hedges	20,385	(9,325)	11,060
	2,861,846	(971,615)	1,890,231
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	(26,128)	–	(26,128)
Net unrealized holding gain on available-for-sale securities	(171,761)	69,718	(102,043)
Cash flow hedges	2,043	1,017	3,060
	(195,846)	70,735	(125,111)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	413,974	–	413,974
Minimum pension liability adjustments	1,373,111	(545,692)	827,419
Net unrealized holding gain on available-for-sale securities	856,487	(346,880)	509,607
Cash flow hedges	22,428	(8,308)	14,120
	$2,666,000	$(900,880)	$1,765,120

	Millions of yen		
	2005		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ 4,650	¥ –	¥ 4,650
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	13,174	(5,627)	7,547
Cash flow hedges	(1,233)	373	(860)
	163,754	(65,876)	97,878
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	670	–	670
Net unrealized holding gain on available-for-sale securities	(10,566)	4,477	(6,089)
Cash flow hedges	259	(52)	207
	(9,637)	4,425	(5,212)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	5,320	–	5,320
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	2,608	(1,150)	1,458
Cash flow hedges	(974)	321	(653)
	¥154,117	¥(61,451)	¥92,666

	Millions of yen		
	2004		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ (42,535)	¥ –	¥ (42,535)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	66,059	(26,678)	39,381
Cash flow hedges	(722)	62	(660)
	642,521	(279,628)	362,893
Reclassification adjustments for net gain included in net income:			
Foreign currency translation adjustments	8,260	–	8,260
Net unrealized holding gain on available-for-sale securities	(21,599)	8,853	(12,746)
Cash flow hedges	722	(13)	709
	(12,617)	8,840	(3,777)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	(34,275)	–	(34,275)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	44,460	(17,825)	26,635
Cash flow hedges	0	49	49
	¥629,904	¥(270,788)	¥359,116

17. PLEDGED ASSETS

As of March 31, 2006, certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	2006	2006
Cash and cash equivalents	¥ 102	$ 872
Other current assets	68	581
Investments and advances	186	1,590
Land	6,134	52,427
Buildings	6,405	54,744
Machinery and equipment	7,849	67,085
	¥20,744	$177,299

18. COMMITMENTS AND CONTINGENCIES

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥31,154 million ($266,274 thousand) as of March 31, 2006.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2006, the undiscounted maximum potential future payments under such guarantees amounted to ¥496,569 million ($4,244,179 thousand). The Company has accrued ¥6,564 million ($56,103 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2006 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2006	2006
Total commitment available	¥660,828	$5,648,102
Less amount utilized	26,556	226,974
Balance available	¥634,272	$5,421,128

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2006 amounted to ¥220,438 million ($1,884,085 thousand).

As of March 31, 2006, outstanding commitments for the purchase of property, plant and equipment were approximately ¥60,381 million ($516,077 thousand).

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Balance at beginning of year	**¥74,046**	¥61,417	**$632,872**
Expense recognized upon issuance of warranties	**59,550**	61,696	**508,974**
Usage	**(56,177)**	(48,996)	**(480,145)**
Other, including effect of foreign currency translation	**4,031**	(71)	**34,453**
Balance at end of year	**¥81,450**	¥74,046	**$696,154**

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2006 and 2005, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Notes discounted	**¥ 4,478**	¥ 4,853	**$38,273**
Notes endorsed	**6,433**	6,644	**54,983**
	¥10,911	¥11,497	**$93,256**

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

19. IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS

For the year ended March 31, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan, which primarily consisted of ¥11,631 million ($99,410 thousand) in the Information & Telecommunication Systems division, ¥7,265 million ($62,094 thousand) in the Electronic Devices division and ¥4,120 million ($35,214 thousand) in the High Functional Materials & Components division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million in the Electronic Devices division, ¥4,954 million in the High Functional Materials & Components division and ¥4,453 million in the Corporate division. These losses were mainly the results of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the year ended March 31, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥13,391 million in the Corporate division and ¥8,175 million in the Information & Telecommunication Systems division. These losses, in part, were the result of change in the manner the assets were used.

20. RESTRUCTURING CHARGES

Certain losses incurred in the reorganization of the Company's operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Special termination benefits	**¥2,786**	¥29,426	¥18,155	**$23,812**
Loss on fixed assets	**1,643**	3,881	10,458	**14,043**
	¥4,429	¥33,307	¥28,613	**$37,855**

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Balance at beginning of the year	**¥14,389**	¥ 908	¥ --	**$122,983**
New charges	**2,786**	29,426	18,155	**23,812**
(employees to be terminated)	**691**	3,714	2,143	**-**
Cash payments	**(16,158)**	(15,939)	(17,247)	**(138,103)**
(employees actually terminated)	**1,861**	2,334	2,037	**-**
Foreign currency exchange rate changes	**89**	(6)	--	**761**
Balance at end of the year	**¥ 1,106**	¥14,389	¥ 908	**$ 9,453**

The restructuring charges for the year ended March 31, 2006 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the Electronic Devices division and loss on fixed assets in the High Functional Materials & Components division.

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1. Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million. The liabilities for special termination benefits amounting to ¥9,599 million at March 31, 2005 were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16;708 million.

2. Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million. The liabilities for special termination benefits amounting to ¥2,696 million were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million.

3. High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million.

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1. Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥1,414 million. The liabilities for special termination benefits amounting to ¥715 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 consisted only of special termination benefits.
2. Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥14,394 million. The liabilities for special termination benefits amounting to ¥26 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥17,760 million.
3. High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥2,347 million. The liabilities for special termination benefits amounting to ¥167 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥9,439 million.

21. OTHER INCOME AND OTHER DEDUCTIONS

The following items are included in other income or other deductions for the years ended March 31, 2006, 2005 and 2004.

			Millions of yen	Thousands of U.S. dollars
	2006	2005	2004	**2006**
Net gain on securities	**¥46,402**	¥46,463	¥130,175	**$396,598**
Equity in earnings (losses) of affiliated companies	**8,688**	(162)	10,120	**74,256**
Net gain (loss) on sale and disposal of rental assets and other property	**(3,107)**	(9,545)	1,715	**(26,556)**
Exchange gain (loss)	**4,000**	4,389	(17,484)	**34,188**

Other income for the year ended March 31, 2005 includes a net gain of ¥14,422 million from issuance of stock by certain subsidiaries and affiliated companies which resulted in changes of the Company's ownership interest.

22. SALES OF STOCK BY SUBSIDIARIES OR AFFILIATED COMPANIES

In November 2004, Elpida Memory, Inc., an affiliated company which is a Japanese manufacturer of Dynamic Random Access Memory silicon chips, issued 29,150,000 shares of common stock at ¥3,325 per share to third parties with the initial public offering. In December 2004, Elpida Memory, Inc. issued 2,700,000 shares of common stock at ¥3,325 per share to a third party. As a result of the issuance of new shares, the Company's ownership interest of common stock decreased from 50.0% to 25.0% at March 31, 2005.

The Company provided deferred tax liability on this gain.

During the year ended March 31, 2006, the Company sold a portion of the investment in Elpida Memory, Inc. As a result, the Company discontinued the use of equity method accounting for the remaining investment.

23. NET INCOME PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations are as follows:

	Number of shares		
	2006	2005	2004
Weighted average number of shares on which basic net income per share is calculated	**3,331,116,787**	3,316,354,127	3,303,624,737
Effect of dilutive securities:			
Series A zero coupon convertible bonds	**54,619,248**	22,265,365	–
Series B zero coupon convertible bonds	**49,554,013**	22,265,365	–
Stock options	**143,341**	215,813	134,551
Number of shares on which diluted net income per share is calculated	**3,435,433,389**	3,361,100,670	3,303,759,288

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Net income applicable to common stockholders	**¥37,320**	¥51,496	¥15,876	**$318,974**
Effect of dilutive securities:				
Series A zero coupon convertible bonds	**2**	1	–	**17**
Series B zero coupon convertible bonds	**2**	1	–	**17**
Other	**(77)**	(579)	(192)	**(658)**
Net income on which diluted net income per share is calculated	**¥37,247**	¥50,919	¥15,684	**$318,350**
Net income per share:			Yen	U.S. dollars
Basic	**¥11.20**	¥15.53	¥4.81	**$0.10**
Diluted	**10.84**	15.15	4.75	**0.09**

The net income per share computation for the year ended March 31, 2004 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible debentures because their effect would have been antidilutive. 6th and 7th series convertible debentures were redeemed in September 2003 and September 2004, respectively.

24. SUPPLEMENTARY INCOME INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Taxes other than income taxes consist of the following:				
Property	**¥ 39,975**	¥ 39,597	¥ 40,001	**$ 341,667**
Welfare	**204,124**	192,763	199,630	**1,744,649**
Other	**25,551**	22,890	12,969	**218,385**
	¥269,650	¥255,250	¥252,600	**$2,304,701**
Maintenance and repairs	**¥ 82,786**	¥ 73,952	¥ 69,084	**$ 707,573**
Research and development expense	**405,079**	388,634	371,825	**3,462,214**
Advertising expense	**52,175**	53,405	48,512	**445,940**
Rent	**149,241**	137,179	142,649	**1,275,564**

25. SUPPLEMENTARY CASH FLOW INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Cash paid during the year for:				
Interest	**¥ 31,584**	¥ 30,706	¥32,128	**$ 269,949**
Income taxes	**118,486**	123,541	93,858	**1,012,701**
Noncash investing and financial activities:				
Capitalized lease assets	**¥ 5,206**	¥ 2,109	¥ 3,998	**$ 44,496**
Conversion of convertible debentures issued by the Company	**-**	2	1	**-**
Conversion of convertible debentures issued by subsidiaries	**-**	11,054	6,769	**-**

During the year ended March 31, 2005, the Company acquired and merged an affiliated company through exchange of equity securities procedure as shown in note 29.

The proceeds from sale of securities classified as available-for-sale discussed in note 4 are included in both decrease in short-term investments and proceeds from sale of investments and subsidiaries' common stock on the consolidated statements of cash flows.

26. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company's financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company's policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company's and certain subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Exchange gain for the year ended March 31, 2006 includes a net loss of ¥2,373 million ($20,282 thousand) which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2006, 2005 and 2004.

Interest charges for the years ended March 31, 2006, 2005 and 2004 include a net gain of ¥1,192 million ($10,188 thousand), net losses of ¥716 million and ¥1,098 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2006, 2005 and 2004.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the years ended March 31, 2006 and 2005 includes a net gain of ¥165 million ($1,410 thousand) and a net loss of ¥351 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Exchange gain for the year ended March 31, 2006 includes a net loss of ¥119 million ($1,017 thousand) which represents the component of the hedge ineffectiveness. The sum of the amount of the hedge ineffectiveness is not material for the years ended March 31, 2005 and 2004.

It is expected that a net loss of approximately ¥10 million ($85 thousand) recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2007.

As of March 31, 2006, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 33 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2006 and 2004 include a net gain of ¥143 million ($1,222 thousand) and a net loss of ¥356 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the years ended March 31, 2005 and 2004 include net losses of ¥202 million and ¥257 million, respectively, which represent the component of the hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the year ended March 31, 2006.

It is expected that a net gain of approximately ¥81 million ($692 thousand) recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2007.

The contract or notional amounts of derivative financial instruments held as of March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Forward exchange contracts:			
To sell foreign currencies	**¥310,941**	¥282,333	**$2,657,615**
To buy foreign currencies	**65,091**	62,104	**556,333**
Cross currency swap agreements:			
To sell foreign currencies	**101,456**	91,732	**867,145**
To buy foreign currencies	**147,237**	148,007	**1,258,436**
Interest rate swaps	**446,823**	571,395	**3,819,000**
Option contracts	**13,852**	19,152	**118,393**

27. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investments in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company's and its subsidiaries' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2006 and 2005 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:						
Short-term investments	¥ 162,756	¥ 162,756	¥ 146,568	¥ 146,568	$ 1,391,077	$ 1,391,077
Investments and advances	448,614	448,631	315,129	315,143	3,834,308	3,834,453
Derivatives (Assets):						
Forward exchange contracts	1,429	1,429	683	683	12,214	12,214
Cross currency swap agreements	354	354	1,109	1,109	3,026	3,026
Interest rate swaps	1,960	1,960	1,407	1,407	16,752	16,752
Option contracts	11	11	–	–	94	94
Long-term debt	(1,666,517)	(1,639,779)	(1,825,895)	(1,826,562)	(14,243,735)	(14,015,205)
Derivatives (Liabilities):						
Forward exchange contracts	(3,423)	(3,423)	(5,211)	(5,211)	(29,256)	(29,256)
Cross currency swap agreements	(8,764)	(8,764)	(6,478)	(6,478)	(74,906)	(74,906)
Interest rate swaps	(3,067)	(3,067)	(5,603)	(5,603)	(26,214)	(26,214)
Option contracts	(824)	(824)	(237)	(237)	(7,043)	(7,043)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2006 and 2005 totaled ¥79,321 million ($677,957 thousand) and ¥77,755 million, respectively.

29. MERGER AND ACQUISITION

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and Hitachi Unisia Automotive, Ltd. and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company's treasury stock for each of TOKICO's common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million calculated by using the quoted market price of ¥829 per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO's shareholders registered as of September 30, 2004. As a result, ¥12,509 million of gains on stock exchange upon the merger was credited to capital surplus.

TOKICO manufactures automotive components and pneumatic equipment. The Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

The effects of the merger to the Company's consolidated financial position as of October 1, 2004 were not material. On a pro forma basis, revenue, net income and the per share information of the Company with an assumed merger date for TOKICO of April 1, 2004 and 2003 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2005 and 2004.

30. STOCK OPTION PLANS

The Company and certain subsidiaries have stock option plans. Under the Company's stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2006, 2005 and 2004.

A summary of the Company's stock option plans activity for the years ended March 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004		**2006**
	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Weighted-average exercised price
Outstanding at beginning of year	**2,691,000**	**¥ 869**	2,194,000	¥ 866	1,165,000	¥1,314	**$ 7**
Granted	**1,201,000**	**719**	1,278,000	780	1,305,000	561	**6**
Exercised	**(220,000)**	**589**	(585,000)	561	–	–	**5**
Forfeited	**(322,000)**	**953**	(196,000)	1,174	(276,000)	1,315	**8**
Expired	**(184,000)**	**1,451**	–	–	–	–	**12**
Outstanding at end of year	**3,166,000**	**¥ 789**	2,691,000	¥ 869	2,194,000	¥ 866	**$ 7**
Weighted-average remaining contractual life		**2.3 years**		2.5 years		2.8 years	
Options exercisable at end of year		**1,965,000 shares**		1,413,000 shares		889,000 shares	

The exercise prices of the stock options outstanding as of March 31, 2006 are ¥1,270 ($10.85), ¥561 ($4.79), ¥782 ($6.68), ¥705 ($6.03) and ¥719 ($6.15).

The Compensation Committee decided to cease granting stock options as part of the Company's compensation policy at the meeting held on March 30, 2006.

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

To the Stockholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Disclosure of this information is required by accounting principles generally accepted in the United States.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2006 into United States dollars. In our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis described in Note 3.

Ernst & Young Shinnihon

Tokyo, Japan
May 17, 2006

Five-Year Summary

Hitachi, Ltd. and Subsidiaries

					Millions of yen
	2006	2005	2004	2003	2002
For the year:					
Revenues	**¥ 9,464,801**	¥9,027,043	¥8,632,450	¥ 8,191,752	¥7,993,784
Operating income (loss) (note)	**256,012**	279,055	184,863	152,967	(117,415)
Net income (loss)	**37,320**	51,496	15,876	27,867	(483,837)
Cash dividends declared	**36,641**	36,462	26,385	20,107	10,013
Capital investment (Property, plant and equipment)	**954,706**	959,593	816,547	787,496	856,279
Depreciation (Property, plant and equipment)	**451,170**	425,080	436,053	480,274	529,418
R&D expenditures	**405,079**	388,634	371,825	377,154	415,448
At year-end:					
Total assets	**10,021,195**	9,736,247	9,590,322	10,179,389	9,915,654
Net property, plant and equipment	**2,460,186**	2,357,931	2,232,862	2,601,050	2,514,424
Stockholders' equity	**2,507,773**	2,307,831	2,168,131	1,853,212	2,304,224
					Yen
Per share information:					
Net income (loss):					
Basic	**¥ 11.20**	¥ 15.53	¥ 4.81	¥ 8.31	¥ (144.95)
Diluted	**10.84**	15.15	4.75	8.19	(144.95)
Net income (loss) per ADS (representing 10 shares):					
Basic	**112**	155	48	83	(1450)
Diluted	**108**	151	47	82	(1450)
Cash dividends declared	**11.0**	11.0	8.0	6.0	3.0
Cash dividends declared per ADS (representing 10 shares)	**110**	110	80	60	30
Stockholders' equity	**752.91**	692.73	657.42	550.76	690.28
Number of employees	**355,879**	347,424	326,344	339,572	321,517

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss) for the years ended March 31, 2006, 2005 and 2004. See the consolidated statements of income and notes 19, 20 and 21 to the consolidated financial statements.

The restructuring charges mainly represent special termination benefits incurred with the reorganization of our business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio. Restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," for the years ended March 31, 2003 and 2002 totaled net losses of ¥9,673 million and ¥349,361 million, respectively.

Corporate Data

(As of March 31, 2006)

Corporate Name

Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

Principal Office

6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280, Japan

Founded

1910 (Incorporated in 1920)

Number of Employees

355,879

Number of Shares Issued

Common Stock: 3,368,126,056 shares

Number of Shareholders

407,522

Administrator of Shareholders' Register

Tokyo Securities Transfer Agent Co., Ltd.
4-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
TEL: +81-3-3212-4611

Depositary and Registrar for American Depositary Receipts

(New York Stock Exchange Listed Symbol — HIT)
Citibank, N.A. Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077 USA

TEL: U.S.A. 1-877-248-4237 CITI-ADR
International +1-816-843-4281
E-mail: citibank@shareholders-online.com
URL: www.citigroup.com/adr

Overseas Stock Exchange Listings

(As of June 27, 2006)

Frankfurt and New York stock exchanges

Note: Hitachi, Ltd. is applying to delist its shares (represented by depositary receipts) from Frankfurt Stock Exchange.

Japanese Stock Exchange Listings

Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

Independent Registered Public Accounting Firm

Ernst & Young ShinNihon

URL

http://www.hitachi.com/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

JAPAN
Hitachi, Ltd.
6-6, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, 100-8280
TEL: +81-3-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
2000 Sierra Point Parkway, Brisbane,
California 94005-1845
TEL: +1-650-244-7902
E-mail: investor.info@hal.hitachi.com

U.K.
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA
TEL: +44-1628-585379
E-mail: investor.info@hitachi-eu.com

CHINA
Hitachi (China) Ltd.
18F Beijing Fortune Bldg.,
5 Dong San Huan Bei-Lu, Chao Yang District, Beijing 100004
TEL: +86-10-6539-9135

HITACHI
Inspire the Next


PRINTED WITH
SOY INK

This annual report was printed on recycled paper.

Printed in Japan